 Exhibit 99.1

Second Quarter Report 2023

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
This Management’s Discussion and Analysis (“MD&A”) dated July 26, 2023 of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2023 (the “Second Quarter Financial Statements”) that were prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with the Company’s annual Management’s Discussion and Analysis (“Annual MD&A”) and annual consolidated financial statements prepared in accordance with IFRS (“Annual Financial Statements”) filed with Canadian securities regulators and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 (the “Form 40-F”). The condensed interim consolidated financial statements and this MD&A are presented in United States dollars (“US dollars”, “$” or “US$”) and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“C$”), Australian dollars (“A$”), Mexican pesos or European Union euros (“Euros” or “€”). Additional information relating to the Company is included in the Company’s Annual Information Form for the year ended December 31, 2022 (the “AIF”). The AIF, Annual MD&A and Annual Financial Statements are available on the Canadian Securities Administrators’ (the “CSA”) SEDAR website at www.sedarplus.ca and the Form 40-F is on file with the Securities and Exchange Commission (“SEC”) at www.sec.gov/edgar.
Forward Looking Statements
Certain statements contained in this MD&A referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “anticipate”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “likely”, “may”, “plan”, “project”, “schedule”, “should”, “target”, “will”, “would” or other variations of these terms or similar words. Forward-looking statements in this MD&A include statements regarding the following:
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the Company’s outlook for 2023 and future periods, including metal production, estimated ore grades, recovery rates, project timelines, drilling results, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, cash flows;

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future earnings and the sensitivity of earnings to gold and other metal prices;

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estimated timing and conclusions of technical studies and evaluations;

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the methods by which ore will be extracted or processed;

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the Company’s expansion plans at Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and production therefrom;

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the Company’s plans at the Hope Bay project;

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other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;

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timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof;

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estimates of future mineral reserves, mineral resources, mineral production and sales;

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the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production;

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
•
estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;

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the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof;

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anticipated future exploration;

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the anticipated timing of events with respect to the Company’s mine sites;

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the sufficiency of the Company’s cash resources;

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future activity with respect to the Company’s unsecured revolving bank credit facility;

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anticipated trends with respect to the Company’s operations, exploration and the funding thereof;

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anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

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the transition to “pillarless” mining at the LaRonde mine and its effect on the Company’s ability to manage seismicity risks;

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the joint venture with Teck Resources Limited for the San Nicolas copper-zinc project;

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estimates of future costs and other liabilities for environmental remediation;

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anticipated legislation and regulations, including with respect to climate change, and estimates of the impact on the Company; and

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the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company’s future operations, including its employees and business;

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions of Agnico Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this MD&A as well as: mining or milling issues, political changes, title issues, community protests, including by First Nations groups, or otherwise; that permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle’s mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that governments, the Company or others do not take measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business and that there are no other significant disruptions affecting Agnico Eagle’s operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, Agnico Eagle and others to such pandemic or other issues; that the exchange rates between the Canadian dollar, Australian dollar, Euro, Mexican peso and the US dollar will be approximately consistent with current levels or as set out in this MD&A; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s expectations; that production meets current expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
The forward-looking statements in this MD&A reflect the Company’s views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, the risk factors set out in “Risk Factors” in our most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.
Meaning of “including” and “such as”: When used in this MD&A the terms “including” and “such as” mean including and such as, without limitation.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
This MD&A discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “sustaining capital expenditures”, “development capital expenditures”, and “operating margin” that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the condensed interim consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A. For a reconciliation of these measures to the most directly comparable condensed interim consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.
The total cash costs per ounce of gold produced (also referred to as total cash costs per ounce) is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations. Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) for by-product revenues, inventory production costs, the impact of purchase price allocation in connection to the Merger (as defined below) or acquisitions to inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19 and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid respect of the Detour Lake mine, a 1.5% in-kind royalty paid respect of the Macassa mine, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Certain line items such as operational care and maintenance costs due to COVID-19 and realized gains and losses on hedges of production costs were previously classified as “other adjustments” and are now disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite costs per tonne. In addition, given the extraordinary nature of the fair value adjustment on inventory related to mergers and acquisitions and the use of the total cash costs per ounce measure to reflect the cash generating capabilities of the Company’s operations, the calculation of total cash costs per ounce for the Detour, Macassa and Fosterville mines have been adjusted for this purchase price allocation in the comparative period data and for the Canadan Malartic complex in the three and six months ended June 30, 2023. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Management uses these measures to, and believes they are helpful to investors so investors can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with gold production and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider, these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates. Investors should note that total cash costs per ounce are not reflective of all cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures also does not include depreciation or amortization.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.
In this MD&A, unless otherwise indicated, total cash cost per ounce of gold produced is reported on a by-product basis. Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company’s revenues are from gold (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produce (iv) it is a method used by management and the Board to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis. Investors should also consider these measures in conjunction with other data prepared in accordance with IFRS.
All-in sustaining costs (“AISC”) per ounce of gold produced (also referred to as all-in sustaining cost per ounce) on a by-product basis is used to reflect the Company’s total sustaining expenditures of producing and selling an ounce of gold while maintaining the Company’s current operations. AISC per ounce is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for this inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. The Company believes AISC per ounce is useful to help investors understand the costs associated with producing gold, assessing operating performance and the ability to generate free cashflow and overall value. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization. In this MD&A, unless otherwise indicated, AISC per ounce of gold produced is reported on a by-product basis.
The World Gold Council (“WGC”) is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining costs per ounce of gold produced measure is voluntary and, notwithstanding the Company’s adoption of the WGC’s guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold producers. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.
Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) for inventory production costs, operational care and maintenance costs due to COVID-19, and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful measure for investors as it provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs prepared in accordance with IFRS.
Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for the effects of certain non-recurring, unusual and other items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, revaluation gain on the Yamana Transaction (defined below), impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, purchase price allocations to inventory, income and mining taxes adjustments as well as other items (which includes changes in estimates of asset retirement obligations at closed sites, gains and losses on the disposal of assets, self insurance losses, multi-year donations and integration costs). Adjusted net income per share is calculated by dividing adjusted net income by the number of shares outstanding on a basic and diluted basis. The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities from its core mining business, excluding the above adjustments, which are not reflective of operational performance. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. The Company believes that operating margin is a useful measure that reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating company-wide overhead (including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses). This measure is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the condensed interim consolidated financial statements, the company adds the following items to the operating margin: Income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; revaluation gains and impairment losses (reversals). Management uses this measure internally for planning purposes and to forecast future operating results. The Company believes that operating margin is a useful measure that reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating company-wide overhead (including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gains and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, care and maintenance expenses, other income and expenses and income and mining tax expenses). This measure is intended to provide investors with additional information about the Company’s underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.
Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain the existing assets so they can achieve constant expected levels of production. This measure includes expenditures on assets so that they retain their existing productive capacity as well as expenditures that enhance

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
performance and reliability of the operations. Development capital expenditures are expenditures incurred at new projects and expenditures at existing operations that are undertaken with the intention to increase net present value through higher production levels or extensions of mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. Management believes that the distinction between sustaining and development capital expenditures is useful to investors as sustaining capital expenditures are a key component in the calculation of AISC per ounce. While the Company follows the WGC guidance in its classification of capital expenditures into sustaining or development, the classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.
This MD&A also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.
Business Overview
Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company’s mines are located in Canada, Australia, Mexico and Finland, with exploration and development activities in Canada, Australia, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.
Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.
Agnico Eagle’s operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its current mines and projects have long-term mining potential.
Recent Developments
Normal Course Issuer Bid
On May 2, 2023, the Company received approval from the Toronto Stock Exchange, (“TSX”), to renew its normal course issuer bid (the “NCIB”), pursuant to which the Company may purchase up to $500.0 million of its common shares up to a maximum of 5% of its issued and outstanding common shares. Under the NCIB, the Company may purchase such common shares for cancellation, on the open market at its discretion, during the period commencing on May 4, 2023 and ending on May 3, 2024. Purchases under the NCIB will be made through the facilities of the TSX, the NYSE or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
purchased under the NCIB will be cancelled. Under the Company’s prior NCIB which commenced on May 4, 2022 and ended on May 5, 2023, the Company obtained approval to purchase up to a total of 22,785,308 common shares of which 1,669,620 were purchased through the facilities of the TSX and NYSE at a weighted-average price of approximately $44.70 (excluding commissions) per common share.
Term Loan Facility
On April 20, 2023, the Company entered into a credit agreement with a group of financial institutions that provides a $600 million unsecured term credit facility (the “Term Loan Facility”). The Company drew down the full amount of the Term Loan Facility on April 28, 2023. The Term Loan Facility matures and all indebtedness thereunder is due and payable on April 21, 2025. The Term Loan Facility is available as a single advance in US dollars through Secured Overnight Financing Rate (“SOFR”) and base rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00%, depending on the Company’s credit rating. Payment and performance of the Company’s obligations under the Term Loan Facility are guaranteed by certain of its material subsidiaries (the “Guarantors” and, together with the Company, each an “Obligor”).
The Term Loan Facility contains covenants that limit the actions of an Obligor in the same manner and to the same extent as the Obligors are limited under the Company’s $1.2 billion revolving credit facility (the “Credit Facility”). The Company is also required to maintain a total net debt to EBITDA ratio below a specified maximum value. The events of default under the Term Loan Facility are the same as the events of default under the Credit Facility.
San Nicolás Copper-Zinc Project Joint Arrangement
On April 6, 2023, Agnico Eagle and Teck Resources Limited (“Teck”) entered into a shareholders agreement in respect of the San Nicolás copper-zinc development project located in Zacatecas, Mexico. The agreement provides that Agnico Eagle, through a wholly-owned Mexican subsidiary, will subscribe for a 50% interest in Minas de San Nicolás, S.A.P.I. de C.V. (“MSN”) for $580.0 million, to be contributed as study and development costs are incurred by MSN. For governance purposes, the agreement treats Agnico Eagle as a 50% shareholder of MSN regardless of the number of shares that have been issued to Agnico Eagle or its affiliates, except in certain circumstances of default. On closing of the transaction, the Company recorded a $290.0 million liability, representing the minimum unavoidable funding obligation of the Company under the agreement, and recognized a corresponding investment in the joint arrangement of $290.0 million. MSN is planning to submit an Environmental Impact Assessment and permit application for the San Nicolás project in 2023 and is targeting completion of a feasibility study in 2024.
Acquisition of the Canadian Assets of Yamana
On March 31, 2023, the Company completed a transaction (the “Yamana Transaction”) under an arrangement agreement with Yamana Gold Inc. (“Yamana”) and Pan American Silver Corp. (“Pan American”) pursuant to which Pan American acquired all of the issued and outstanding common shares of Yamana and Yamana sold the subsidiaries and partnerships that held Yamana’s interests in its Canadian assets to Agnico Eagle, including the remaining 50% of the Canadian Malartic complex, a 100% interest in the Wasamac project, located in the Abitibi region of Quebec, and several other exploration properties located in Ontario and Manitoba. The consideration paid by the Company in the Yamana Transaction consisted of approximately US$1.0 billion in cash and 36,177,931 common shares of Agnico Eagle. The acquisition increased the Company’s production, mineral reserves and cash flow. The results of operations, cash flows and net assets of the Canadian assets of Yamana have been consolidated with those of the Company from March 31, 2023. The fair value of Agnico Eagle’s previously held 50% interest in Malartic and the resulting gain on remeasurement along with the fair values allocated to assets acquired and liabilities assumed are preliminary, and are subject to adjustment based on further analysis and evaluation over the course of the measurement period which will not exceed twelve months from the acquisition date.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
Impact on Operations from Ongoing Wildfires in Quebec and Caribou Migration in Nunavut
In June 2023, the Company’s operations in Quebec and Ontario were affected by wildfires in the region. High levels of smoke from the wildfires caused poor air quality and low visibility, as well as two significant power outages disrupting regular activities. Through that period, the Company monitored in real time the air quality in its underground operations to ensure the safety of the workers. Several shifts at the Company’s Quebec and Ontario operations were cancelled, affecting mostly underground activities. Ore stockpiles were leveraged to sustain mill operations and lessen the overall impact on production. The Company has continued to actively manage the situation and prioritize the safety and well-being of its people. Despite the downtime the operations in Ontario and Quebec continued to perform.
In Nunavut the Company experienced the earliest and longest caribou migration since it began operations in the region. Caribou migration impacted operations at both divisions during the quarter with higher-than planned surface and UG operations stoppage. Given the unpredictability of the seasonal migration, the Company continues to work with government and local stakeholders to ensure that mining activities have a minimal impact on caribou migration.
Financial and Operating Results
On March 31, 2023, Agnico Eagle completed the Yamana Transaction. Accordingly, contributions from the 100% interest in the Canadian Malartic complex have been included in the condensed interim consolidated statements of income for the three and six months ended June 30, 2023, while the comparative period reflects the previously held 50% interest in the Canadian Malartic complex up to March 30, 2023.
On February 8, 2022, Agnico Eagle completed a merger of equals (the “Merger”) with Kirkland Lake Gold Ltd. (“Kirkland”). Accordingly, the contributions from the Detour Lake, Macassa and Fosterville mines have been included in the comparative period from February 8, 2022.
Operating results
Agnico Eagle reported net income of $326.8 million, or $0.66 per share, in the second quarter of 2023, compared with net income of $290.4 million, or $0.64 per share, in the second quarter of 2022. Agnico Eagle reported adjusted net income1 of $322.4 million, or $0.65 per share1, in the second quarter of 2023 compared with adjusted net income of $361.7 million, or $0.79 per share, in the second quarter of 2022. The key drivers of the changes in net income and adjusted net income, are set out in the table below.
In the second quarter of 2023, operating margin2 increased by 5.6% to $974.9 million, compared with $923.4 million in the second quarter of 2022, primarily due to a 8.7% increase in revenues from mining operations as a result of higher gold sales volume from the Canadian Malartic complex following the Yamana Transaction, higher gold sales volumes from the LaRonde complex (which includes the LaRonde mine and the LaRonde Zone 5 mine) and the Meadowbank complex and higher gold prices, partially offset by lower gold sales volume from the Detour, Meliadine and Kittila mines.
Gold production increased to 873,204 ounces in the second quarter of 2023 compared with 858,170 ounces in the second quarter of 2022, primarily due to the contribution of gold production from the Canadian Malartic complex following the Yamana Transaction. Partially offsetting the increase in gold production was decreased gold production at the Detour and Kittila mines and the LaRonde complex.

1
Adjusted net income and adjusted net income per share are non-GAAP measures that are not standardized financial measures under IFRS. For a reconciliation to net income and net income per share see Non-GAAP Financial Performance Measures below. See also Note to Investors Concerning Certain Measures of Performance.

2
Operating margin is a non-GAAP measure that is not a standardized financial measure under IFRS. For a reconciliation to net income see Non-GAAP Financial Performance Measures below. See also Note to Investors Concerning Certain Measures of Performance.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
Cash provided by operating activities increased to $722.0 million in the second quarter of 2023 compared with $633.3 million in the second quarter of 2022, primarily due to increased gold sales from full ownership of the Canadian Malartic complex following the Yamana Transaction, and higher realized gold prices between periods.
Agnico Eagle reported net income of $2,143.7 million or $4.45 per share, in the first six months of 2023, compared with net income of $409.5 million or $0.97 per share, in the first six months of 2022. Agnico Eagle reported adjusted net income of $593.7 million, or $1.23 per share, in the first six months of 2023, compared with adjusted net income of $606.6 million, or $1.44 per share, in the first six months of 2022. Included in net income is a re-measurement gain of $1,543.4 million recognized in the first six months of 2023, arising from the Yamana Transaction and the corresponding application of purchase accounting relating to a business combination achieved in stages, which requires the re-measurement on acquisition of the Company’s previously held 50% interest in the Canadian Malartic complex to fair value.
In the first six months of 2023, operating margin increased to $1,831.5 million, compared with $1,587.4 million in the first six months of 2022, primarily due to an 11.0% increase in revenues from mining operations as a result of the contribution of gold sales volume from the Canadian Malartic complex following the Yamana Transaction, the Meadowbank complex and the Macassa mine and a 3.4% higher average realized price of gold between periods, partially offset by lower gold sales volumes from the Fosterville mine and the LaRonde and Meliadine complexes.
Gold production increased to 1,686,017 ounces in the first six months of 2023, compared with 1,518,774 ounces in the first six months of 2022, primarily due to the contribution of gold production from the Canadian Malartic complex following the Yamana Transaction and higher production at the Meadowbank complex, and the Detour and Macassa mines. Partially offsetting the overall increase in gold production between the first six months of 2023 and the first six months of 2022 was decreased gold production at the LaRonde complex and the La India mine.
Cash provided by operating activities increased to $1,371.6 million in the first six months of 2023, compared with $1,140.7 million in the first six months of 2022, primarily due to higher realized gold prices, an increase in gold production at the Canadian Malartic complex following the Yamana Transaction and non-recurring transaction costs in 2022 associated with the Merger.
The table below sets out variances in the key drivers of net income for the three and six months ended June 30, 2023, compared with the three and six months ended June 30, 2022:

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
(millions of United States dollars)	Three Months Ended June 30, 2023 vs. Three Months Ended June 30, 2022	Six Months Ended June 30, 2023 vs. Six Months Ended June 30, 2022
Increase in gold revenues	$137.7	$322.7
Increase in silver revenues	2.1	2.0
Decrease in net copper revenues	(1.9)	(0.8)
Decrease in net zinc revenues	(0.8)	(2.8)
Decrease in production costs due to effects of foreign currencies	16.1	37.7
Increase in production costs	(101.7)	(114.7)
Decrease in exploration and corporate development expenses	15.9	28.0
Increase in amortization of property, plant and mine development	(111.4)	(159.7)
Decrease in general and administrative expenses	2.0	21.3
Increase in finance costs	(14.9)	(15.7)
Change in derivative financial instruments	67.2	45.1
Change in non-cash foreign currency translation	(17.5)	(16.5)
Increase in care and maintenance	(0.2)	(0.9)
Change in revaluation gain	—	1,543.4
Decrease in other expenses	16.8	86.3
Decrease (increase) in income and mining taxes	26.9	(41.1)
Total net income variance	$36.3	$1,734.3
Three Months Ended June 30, 2023 vs. Three Months Ended June 30, 2022
Revenues from mining operations increased to $1,718.2 million in the second quarter of 2023, compared with $1,581.1 million in the second quarter of 2022, primarily due to a 2.7% increase in the gold sales volume from the contribution of the Canadian Malartic complex following the Yamana Transaction, the LaRonde and Meadowbank complexes and a 5.8% increase in the realized gold sales price.
Production costs were $743.3 million in the second quarter of 2023, a 13.0% increase compared with $657.6 million in the second quarter of 2022, primarily due to the contribution from the Canadian Malartic complex and the recognition in 2023 of fair value adjustments to inventory due to the Yamana Transaction with no comparable adjustment in 2022 and higher production costs at the LaRonde complex, partially offset by lower production costs at the Detour Lake, Macassa and Fosterville mines mainly due to the recognition, in the 2022 comparative period, of fair value adjustments to inventory at those mines with no such recognition occurring in 2023.
Weighted average total cash costs per ounce of gold produced3 increased to $840 on a by-product basis and $870 on a co-product basis in the second quarter of 2023, compared with $726 on a by-product basis and $758 on a co-product basis in the second quarter of 2022, primarily due to the contributions from the Detour Lake, Macassa and Meliadine mines and the LaRonde and Meadowbank complexes. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as set out in the Second Quarter Financial Statements, see Non-GAAP Financial Performance Measures below.
Exploration and corporate development expenses decreased to $54.4 million in the second quarter of 2023, compared with $70.4 million in the second quarter of 2022, primarily due to lower expenses incurred at regional exploration targets in Canada and Mexico.

3
Total cash cost per ounce of gold produced on a by-product and co-product basis are non-GAAP measures that are not standardized financial measures under IFRS. For a reconciliation to production costs see Non-GAAP Financial Performance Measures. See also Note to Investors Concerning Certain Measures of Performance.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
Amortization of property, plant and mine development increased by $111.4 million to $381.3 million between the second quarter of 2022 and the second quarter of 2023, primarily due to the contribution from the Canadian Malartic complex and the amortization of purchase price allocation to property, plant and mine development to the Canadian Malartic complex following the Yamana Transaction.
Finance costs increased to $35.8 million during the second quarter of 2023, compared with $21.0 million during the second quarter of 2022 due to interest incurred on the Company’s revolving credit facility and the $600.0 million Term Loan Facility in the second quarter of 2023. The drawdowns were incurred to finance the Yamana Transaction.
Gain on derivative financial instruments amounted to $26.4 million during the second quarter of 2023, compared with a loss of $40.8 million during the second quarter of 2022 due to favourable movements in foreign exchange rates and commodity prices between periods. The Company recognized an unrealized gain on currency and commodity derivatives of $50.1 million during the second quarter of 2023, compared to an unrealized loss of $33.6 million during the second quarter of 2022 due to favourable movements in foreign exchange rates and commodity prices between periods. The unrealized loss on warrants amounted to $7.0 million during the second quarter of 2023, compared to an unrealized loss of $21.1 million during the second quarter of 2022, with the change due to an increase in the market value of warrants between periods.
Other expenses decreased to $2.8 million during the second quarter of 2023, compared with $19.6 million during the second quarter of 2022, primarily due to non-recurring transaction and severance costs associated with the Merger in 2022.
During the second quarter of 2023 there was a non-cash foreign currency translation loss of $4.0 million primarily attributable to the strengthening of the Canadian dollar to the US dollar as at June 30, 2023, compared to March 31, 2023, on the Company’s net monetary liabilities denominated in foreign currencies. A non-cash foreign currency translation gain of $13.5 million was recorded during the second quarter of 2022.
In the second quarter of 2023, the Company recorded income and mining taxes expense of $139.5 million on income before income and mining taxes of $466.3 million, resulting in an effective tax rate of 29.9%. In the second quarter of 2022, the Company recorded income and mining taxes expense of $166.5 million on income before income and mining taxes of $456.9 million, resulting in an effective tax rate of 36.4%. The decrease in the effective tax rate between the second quarter of 2023 and the second quarter of 2022 is primarily due to foreign exchange rate movements.
There are several factors that can significantly affect the Company’s effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company’s operating jurisdictions. As a result of these factors, the Company’s effective tax rate is expected to fluctuate significantly in future periods.
Six Months Ended June 30, 2023 vs. Six Months Ended June 30, 2022
Revenues from mining operations increased to $3,227.9 million during the six months ended June 30, 2023, compared with $2,906.7 million during the six months ended June 30, 2022, primarily due to a 7.6% increase in the sales volume from the contribution of gold sales from the Canadian Malartic complex following the Yamana Transaction and a 3.4% higher average realized price of gold between periods, partially offset by lower gold sales volumes from the LaRonde complex and the Fosterville and Meliadine mines.
Production costs increased to $1,396.4 million during the six months ended June 30, 2023, compared with $1,319.4 million in the six months ended June 30, 2022, primarily due to the contribution from the Canadian Malartic complex and the recognition in 2023 of fair value adjustments to the Yamana Transaction with no comparable adjustments in 2022 and higher production costs at the LaRonde and Meadowbank complexes,

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
partially offset by lower production costs at the Detour Lake, Macassa and Fosterville mines mainly due to the recognition, in the 2022 comparative period, of fair value adjustments to inventory at those mines with no comparative in 2023.
Weighted average total cash costs per ounce of gold produced increased to $836 on a by-product basis and increased to $866 on a co-product basis during the six months ended June 30, 2023, compared with $763 on a by-product basis and $800 on a co-product basis during the six months ended June 30, 2022, the increase in cash costs per ounce of gold produced on a by-product and co-product basis is primarily due to the contribution from the Detour Lake, Meliadine and Fosterville mines and the LaRonde and Meadowbank complexes.
Exploration and corporate development expenses decreased to $108.2 million during the six months ended June 30, 2023, compared with $136.2 million during the six months ended June 30, 2022, primarily due to lower expenses incurred at regional exploration targets in Canada and Mexico.
Amortization of property, plant and mine development increased by $159.7 million to $685.2 million between the six months ended June 30, 2023 and the six months ended June 30, 2022, primarily due to the additional contribution from the Canadian Malartic complex and the amortization of purchase price allocation to property,plant and mine development to the Canadian Malartic complex following the Yamana Transaction.
General and administrative expense decreased to $95.5 million during the six months ended June 30, 2023, compared with $116.8 million during the six months ended June 30, 2022, primarily due to non-recurring costs attributable to the Merger in 2022.
Finance costs increased to $59.3 million during the six months ended June 30, 2023 compared with $43.6 million during the six months ended June 30, 2022, due to interest incurred on drawdowns of the Company’s revolving credit facility and the $600.0 million Term Loan Facility between periods. The drawdowns were incurred to finance the Yamana Transaction.
Gain on derivative financial instruments amounted to $33.0 million during the six months ended June 30, 2023, compared with a loss on derivative financial instruments of $12.1 million during the six months ended June 30, 2022 due to favourable movements in foreign exchange rates and commodity prices between periods. The increase in the market value of warrants resulted in an unrealized loss of $2.3 million during the six months ended June 30, 2023 compared to a loss of $20.2 million during the six months ended June 30, 2022. The unrealized gain on currency and commodity derivatives amounted to $66.0 million during the six months ended June 30, 2023, partially offset by a realized loss of $30.8 million on currency and commodity derivatives due to favourable movements in foreign exchange rates and commodity prices between periods.
Revaluation gain was due to the re-measurement of the Company’s previously held 50% interest in the Canadian Malartic complex to fair value at the close of the Yamana Transaction. The acquisition date fair value of the previously held 50% interest was determined to be $2,697.6 million, resulting in the recognition of a re-measurement gain through net earnings in the quarter of $1,543.4 million. The fair value of $2,697.6 million forms part of the total consideration of $5,557.1 million transferred under the Yamana Transaction.
Other expenses decreased to $22.9 million during the six months ended June 30, 2023, compared with $109.2 million during the six months ended June 30, 2022, primarily due to non-recurring transaction and severance costs associated with the Merger in 2022.
During the six months ended June 30, 2023, there was a non-cash foreign currency translation loss of $4.2 million primarily attributable to the strengthening of the Canadian dollar and Euro relative to the US dollar as at June 30, 2023, compared to December 31, 2022 on the Company’s net monetary liabilities denominated in foreign currencies. A non-cash foreign currency translation gain of $12.3 million was recorded during the first six months of 2022.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
During the six months ended June 30, 2023, the Company recorded income and mining taxes expense of $268.1 million on income before income and mining taxes of $2,411.8 million, resulting in an effective tax rate of 11.1%. During the six months ended June 30, 2022, the Company recorded income and mining taxes expense of $227.1 million on income before income and mining taxes of $636.5 million, resulting in an effective tax rate of 35.7%. The decrease in the effective tax rate between the first six months of 2023 and the first six months of 2022 is primarily due to the increase in income before income and mining taxes as a result of the non-taxable revaluation gain recorded on the acquisition of Yamana’s interests in its Canadian assets.
LaRonde mine
At the LaRonde mine, gold production decreased by 17.1% to 58,635 ounces in the second quarter of 2023, compared with 70,736 ounces in the second quarter of 2022, primarily due to lower throughput levels and lower grades as a result of the transition to pillarless mining. Production costs at the LaRonde mine were $64.0 million in the second quarter of 2023, an increase of 88.4% compared with production costs of $33.9 million in the second quarter of 2022, primarily due to the timing of inventory sales, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Gold production decreased by 25.3% to 118,168 ounces in the first six months of 2023 compared with 158,285 ounces in the first six months of 2022 at the LaRonde mine, primarily due to lower throughput levels and lower grades as a result of the transition to pillarless mining. Production costs at the LaRonde mine were $103.7 million in the first six months of 2023, an increase of 29.9% compared with production costs of $79.8 million in the first six months of 2022, primarily due to the timing of inventory sales, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
LaRonde Zone 5 mine
At the LaRonde Zone 5 mine, gold production increased by 2.1% to 18,145 ounces in the second quarter of 2023 compared with 17,774 ounces in the second quarter of 2022, primarily due to higher volume of ore processed and better recoveries, partially offset by lower gold grades. Production costs at the LaRonde Zone 5 mine were $21.8 million in the second quarter of 2023, an increase of 27.0% compared with production costs of $17.1 million in the second quarter of 2022, primarily due to timing of inventory sales and higher milling and underground mining costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Gold production increased by 8.4% to 38,219 ounces in the first six months of 2023 from 35,262 ounces in the first six months of 2022 at the LaRonde Zone 5 mine, primarily due to higher volume of tonnes processed and recoveries, partially offset by lower gold grades. Production costs at the LaRonde Zone 5 mine were $44.0 million in the first six months of 2023, an increase of 29.9% compared with production costs of $33.9 million in the first six months of 2022, primarily due to timing of inventory sales and higher milling and underground mining costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Canadian Malartic complex
At the Canadian Malartic complex, gold production increased by 103.9% to 177,755 ounces in the second quarter of 2023 compared with attributable gold production of 87,186 ounces in the second quarter of 2022, due to the increase in the Company’s ownership percentage between periods from 50% to 100% as a result of the Yamana Transaction. Production costs at the Canadian Malartic complex were $144.2 million in the second quarter of 2023, an increase of 155.6% compared with production costs attributable to the 50% ownership of the Canadian Malartic complex of $56.4 million in the second quarter of 2022, due to the impact of the change in ownership percentage between periods and the recognition of fair value adjustments to inventory to the Yamana Transaction, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
At the Canadian Malartic complex, gold production increased by 54.1% to 258,440 ounces in the first six months of 2023 compared with attributable gold production of 167,695 ounces in the first six months of 2022, due to the change in ownership percentage between periods as a result of the Yamana Transaction. Production costs at the Canadian Malartic complex were $201.5 million in the first six months of 2023, an increase of 77.8% compared with production costs attributable to the 50% ownership of the Canadian Malartic complex of $113.3 million in the first six months of 2022, due to the impact of the change in ownership percentage between periods and the recognition of fair value adjustments to inventory to the Yamana Transaction, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Goldex mine
At the Goldex mine, gold production increased by 2.3% to 37,716 ounces in the second quarter of 2023, compared with 36,877 ounces in the second quarter of 2022, primarily due to higher volume of ore processed, partially offset by lower recoveries. Production costs at the Goldex mine were $28.2 million in the second quarter of 2023, an increase of 6.1% compared with production costs of $26.5 million in the second quarter of 2022, primarily due to higher underground production costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Gold production increased by 0.6% to 71,739 ounces in the first six months of 2023, compared with 71,322 ounces in the first six months of 2022 at the Goldex mine, primarily due to higher gold grades, partially offset by lower volume of ore processed. Production costs at the Goldex mine were $56.0 million in the first six months of 2023, an increase of 6.2% compared with production costs of $52.7 million in the first six months of 2022, primarily due to higher underground mining and milling costs and timing of inventory sales, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Detour Lake mine
At the Detour Lake mine, gold production decreased by 13.4% to 169,352 ounces in the second quarter of 2023 compared with 195,515 ounces in the second quarter of 2022, primarily due to lower gold grade, partially offset by higher volume of ore processed. Production costs at the Detour Lake mine were $112.8 million in the second quarter of 2023, a decrease of 17.9% compared with production costs of $137.4 million in the second quarter of 2022, primarily due to fair value adjustments to inventory on the purchase price allocation recognized in the second quarter of 2022, with no comparative recognition occurring in 2023.
Gold production at the Detour Lake mine increased by 11.9% to 331,209 ounces in the first six months of 2023 compared with 295,958 ounces in the first six months of 2022, as the Merger was completed on February 8, 2022, the comparative period only includes production from the period of February 8, 2022 to June 30 , 2022. Production costs at the Detour Lake mine were $226.8 million in the first six months of 2023, a decrease of 11.9% compared to production costs of $257.4 million during the first six months of 2022, primarily due to the comparative period including fair value adjustments to inventory with no comparative in 2023, variance is also impacted by the comparative period only including costs from February 8, 2022 to June 30, 2022.
Macassa mine
At the Macassa mine, gold production decreased by 6.9% to 57,044 ounces in the second quarter of 2023 compared with 61,262 ounces in the second quarter of 2022, primarily due to lower grade, partially offset by higher volume of ore processed. Production costs were $38.5 million in the second quarter of 2023, an increase 16.8% compared with production costs of $33.0 million in the second quarter of 2022, primarily due to higher mining and timing of inventory sales, partially offset by fair value adjustments to inventory on the purchase price allocation recognized in the second quarter of 2022, with no comparative recognition occurring in 2023.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
Gold production at the Macassa mine increased by 41.3% to 121,159 ounces compared with 85,750 ounces in the first six months of 2022, as the merger was completed on February 8, 2022, the comparative period only includes production from the period of February 8, 2022 to June 30, 2022. Production costs were $76.5 million in the first six months of 2023, an increase of 17.1% compared to production costs of $65.3 million during the first six months of 2022, primarily due to higher mining and timing of inventory sales, variance is also impacted by the comparative period only including costs from February 8, 2022 to June 30, 2022.
Meliadine mine
At the Meliadine mine, gold production decreased by 10.1% to 87,682 ounces in the second quarter of 2023 compared with 97,572 ounces in the second quarter of 2022, primarily due to lower gold grade, partially offset by higher volume of ore processed. Production costs at the Meliadine mine were $78.8 million in the second quarter of 2023, a decrease of 8.8% compared with production costs of $86.4 million in the second quarter of 2022, primarily due to the timing of inventory sales and the weakening of the Canadian dollar relative to the US dollar between periods, partially offset by higher fuel and logistics costs.
Gold production decreased by 0.1% to 178,149 ounces in the first six months of 2023 compared with 178,276 ounces in the first six months of 2022 at the Meliadine mine, primarily due to higher volume of ore processed, partially offset by lower grades. Production costs at the Meliadine mine were $160.0 million during the first six months of 2023, a decrease of 3.1% compared to production costs of $165.1 million during the first six months of 2022, primarily due to the timing of inventory sales, a decrease in deferred stripping costs and the weakening of the Canadian dollar relative to the US dollar between periods, partially offset by higher fuel and logistics costs.
Meadowbank complex
At the Meadowbank complex, gold production decreased by 2.0% to 94,775 ounces in the second quarter of 2023, compared with 96,698 ounces in the second quarter of 2022, primarily due to lower grades, partially offset by higher volume of ore processed. Production costs at the Meadowbank complex were $117.5 million in the second quarter of 2023, an increase of 9.4% compared with production costs of $107.4 million in the second quarter of 2022, primarily due to higher underground mining costs and higher fuel and logistics costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Gold production increased by 31.6% to 205,885 ounces in the first six months of 2023 compared with 156,463 ounces in the first six months of 2022 at the Meadowbank complex, due to higher volume of ore tonnes processed and gold grades. In mid-January 2022, the mine had returned to normal operating levels after the Company had focused on production and reduced the level of some supporting activities, including underground development, in response to an outbreak of the COVID-19 Omicron variant in December 2021, which affected the mining sequence. Production costs at the Meadowbank complex were $247.5 million in the first six months of 2023, an increase of 21.3% compared with production costs of $204.1 million in the first six months of 2022, primarily due to higher mining and fuel and logistics costs, partially offset by a build up in stockpiles, a decrease in deferred stripping costs, and the weakening of the Canadian dollar relative to the US dollar between periods.
Commercial production was achieved at the Amaruq underground project in August 2022.
Fosterville mine
At the Fosterville mine, gold production decreased by 4.9% to 81,813 ounces in the second quarter of 2023 compared with 86,065 ounces in the second quarter of 2022, primarily due to lower grade from mining sequencing, partially offset by higher tonnage. Production costs were $35.8 million in the second quarter of 2023, a decrease of 25.8% compared with production costs of $48.3 million in the second quarter of 2022,

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
primarily due to fair value adjustments to inventory on the purchase price allocation recognized in the second quarter of 2022, with no comparative recognition occurring in 2023.
Gold production at the Fosterville mine increased by 0.3% to 168,371 ounces in the first six months of 2023, compared with 167,892 ounces in the first six months of 2022, as the merger was completed on February 8, 2022, the comparative period only includes production from the period of February 8, 2022 to June 30, 2022. Production costs were $72.4 million in the first six months of 2023, a decrease of 46.9% compared to production costs of $136.3 million during the first six months of 2022, primarily due to fair value adjustments to inventory on the purchase price allocation recognized in the six months of 2022, with no comparative recognition occurring in 2023, variance is also impacted by the comparative period only including costs from February 8, 2022 to June 30, 2022.
On May 29, 2023 the Victorian EPA lifted the prohibition notice on Fosterville that was imposed in late 2021, allowing the Fosterville mine to resume normal roster patterns and activities throughout the month of June.
Kittila mine
At the Kittila mine, gold production decreased by 22.7% to 50,130 ounces in the second quarter of 2023, compared with 64,814 ounces in the second quarter of 2022, primarily due to fewer tonnes of ore processed, partially offset by higher gold grades. Production costs at the Kittila mine were $43.3 million in the second quarter of 2023, a decrease of 18.7% compared with production costs of $53.3 million in the second quarter of 2022, primarily due to the consumption of stockpiles and timing of inventory sales, partially offset by higher milling costs.
Gold production increased by 3.2% to 113,822 ounces in the first six months of 2023, compared with 110,322 ounces in the first six months of 2022 at the Kittila mine, primarily due higher gold grades and recoveries, partially offset by lower ore tonnes processed. Production costs at the Kittila mine were $96.6 million in the first six months of 2023, a decrease of 6.0% compared with production costs of $102.8 million in the first six months of 2022, primarily due to the build up of stockpiles and timing of inventory sales, partially offset by higher milling costs.
In 2020, the Regional State Administrative Agency of Northern Finland granted Agnico Eagle Finland Oy (“Agnico Finland”) environmental and water permits that would allow Agnico Finland to enlarge the CIL2 tailings storage facility, expand the operations of the Kittila mine to 2.0 Mtpa and build a new discharge waterline. The permits were subsequently appealed to the Vaasa Administrative Court in Finland. The appeals were granted, in part, in July 2022 with the result that the permits were returned for reconsideration by the Regional State Administrative Agency of Northern Finland.
In August 2022, Agnico Finland appealed the decisions of the Vaasa Administrative Court to the Supreme Administrative Court of Finland (“SAC”) and requested that the SAC restore the permits through an interim decision pending the ultimate result of the appeal.
On November 1, 2022, the SAC issued an interim decision upholding the initial CIL2 tailings storage facility permit and restoring nitrogen emission permit levels for the year 2022. However, the SAC interim decision did not uphold the permit for the expansion of the mine to 2.0 Mtpa. The VAC decision is valid until a final decision is issued by the SAC. In the fourth quarter of 2022, Agnico Finland reduced its underground production levels to comply with the mining volume requirements. Agnico Finland now expects a final decision from the SAC in the third quarter of 2023. Until then, the Company continues to operate on the current mining permit of 1.6 Mtpa while maintaining operational flexibility to reach the 2.0 Mtpa volume in the event of a positive decision by the SAC.
If the SAC does not reinstate Agnico Finland’s permits as granted by the RSAA in 2020 to produce at, or close to, 2.0 Mtpa, the Company would be required to scale back operations during the fourth quarter of 2023 to remain within the permitted rate and intends to submit an updated permit application for 2.0 Mtpa output level or higher.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
Pinos Altos mine
At the Pinos Altos mine, gold production decreased by 3.7% to 22,159 ounces in the second quarter of 2023, compared with 23,020 ounces in the second quarter of 2022, due to lower gold grades and recoveries, partially offset by higher tonnes of ore processed. Production costs at the Pinos Altos mine were $34.7 million in the second quarter of 2023, a decrease of 13.0% compared with production costs of $39.9 million in the second quarter of 2022, primarily due to the timing of inventory sales and lower underground mining costs, partially offset by higher milling costs and the strengthening of the Mexican Peso relative to the US dollar between periods.
Gold production decreased by 3.9% to 46,293 ounces in the first six months of 2023, compared with 48,190 ounces in the first six months of 2022 at the Pinos Altos mine, primarily due to lower gold grades, partially offset by higher tonnes of ore processed. Production costs at the Pinos Altos mine were $67.6 million in the first six months of 2023, a decrease of 6.6% compared with production costs of $72.4 million in the first six months of 2022, primarily due to the timing of inventory sales, partially offset by higher milling costs and the strengthening of the Mexican Peso relative to the US dollar between periods.
La India mine
At the La India mine, gold production decreased by 10.9% to 17,833 ounces in the second quarter of 2023, compared with 20,016 ounces in the second quarter of 2022, primarily due to fewer tonnes of ore processed, partially offset by higher gold grades. Production costs at the La India mine were $23.6 million in the second quarter of 2023, an increase of 35.5% compared with production costs of $17.5 million in the second quarter of 2022, driven primarily by consumption of heap leach ore stockpiles and the strengthening of the Mexican Peso relative to the US dollar between periods.
Gold production decreased by 18.1% to 34,154 ounces in the first six months of 2023, compared with 41,718 ounces in the first six months of 2022 at the La India mine, primarily due to fewer tonnes of ore processed, partially offset by higher gold grades. Production costs at the La India mine were $43.7 million in the first six months of 2023, an increase of 24.3% compared with production costs of $35.2 million in the first six months of 2022, driven primarily by consumption of heap leach ore stockpiles and the strengthening of the Mexican Peso relative to the US dollar between periods.
Balance Sheet Review
Total assets of $29.3 billion at June 30, 2023, increased by 24.8%, or $5.8 billion, compared with total assets of $23.5 billion as at December 31, 2022, primarily due to the assets acquired in the Yamana Transaction. Cash and cash equivalents of $432.5 million at June 30, 2023, decreased by $226.1 million compared with December 31, 2022, primarily due to cash outflows associated with the Yamana Transaction and higher capital expenditures, partially offset by stronger cash inflows from operating activities between periods. Inventories increased by $44.0 million from $1,209.1 million at December 31, 2022, to $1,253.1 million at June 30, 2023, primarily due to inventories acquired through the Yamana Transaction, partially offset by seasonal consumption of fuel inventory in Nunavut. Other current assets of $373.0 million at June 30, 2023, increased by $113.0 million compared with other current assets of $260.0 million at December 31, 2022, primarily due to a $79.0 million increase in prepaid expenses at Canadian Malartic following the Yamana Transaction the start of the sealift season in Nunavut and a $36.9 million increase in current taxes recoverable. Other non-current assets increased by $583.6 million between December 31, 2022, and June 30, 2023, primarily due to the $290.0 million investment in the San Nicolas copper-zinc project and a $261.1 million increase in long-term stockpiles between periods.
The increase in property, plant and mine development from $18.5 billion at December 31, 2022, to $21.2 billion at June 30, 2023, was primarily due to the inclusion of assets acquired as part of the Yamana Transaction and additions capitalized to property, plant and mine development of $861.1 million, partially offset by an increase

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
in amortization of $685.2 million for the six months ended June 30, 2023. Goodwill increased from $2,044.1 million at December 31, 2022, to $4,574.8 million at June 30, 2023 due to the addition of goodwill in the preliminary purchase price allocation associated with the Yamana Transaction. The fair values allocated to assets acquired and liabilities assumed as part of the purchase price for the Yamana Transaction are preliminary and are subject to adjustment based on further analysis and evaluation over the course of the measurement period which may not exceed twelve months from the acquisition date.
Total liabilities of $9,358.4 million at June 30, 2023, increased by $2,105.0 million from $7,253.5 million at December 31, 2022. Net deferred income and mining tax liabilities increased by $945.3 million between December 31, 2022, and June 30, 2023, primarily due to the addition of net deferred income and mining tax liabilities from the acquisition of Yamana’s interests in its Canadian assets. Long-term debt increased by $699.9 million due to $100.0 million in net drawdowns on the Company’s Credit Facility. On April 28 2023, the Company drew down $600.0 million on a Term Loan Facility to repay amounts previously drawn on its Credit Facility. Other liabilities of $359.6 million at June 30, 2023, increased by $287.0 million from $72.6 million at December 31, 2022, primarily due to a $268.1 million liability incurred related to funding the San Nicolas project. Non-current reclamation provisions increased by $108.5 million between December 31, 2022, and June 30, 2023, primarily due to the additional reclamation provision acquired as part of the Yamana Transaction. Accounts payable and accrued liabilities increased by $134.2 million between December 31, 2022, and June 30, 2023, primarily due to the timing of payments. Net income taxes payable increased by $76.1 million between December 31, 2022, and June 30, 2023, as a result of the current tax expense exceeding the payments made to tax authorities.
While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs, the contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. During the first six months of 2023, the Company put in place currency hedge positions to support its key input costs used in budgeting and mine planning assumptions. As at June 30, 2023, the Company had outstanding currency derivative contracts related to $2,134.9 million of 2023 and 2024 expenditures (December 31, 2022 — $2,907.9 million) and diesel fuel derivative contracts related to 17.0 million gallons of heating oil (December 31, 2022 — 19.0 million).
Liquidity and Capital Resources
As at June 30, 2023, the Company’s cash and cash equivalents totaled $432.5 million compared with $658.6 million as at December 31, 2022. The Company’s policy is to invest excess cash in what the Company believes to be highly liquid investments of high credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Investments with remaining maturities of less than three months at the time of purchase are classified as cash equivalents. The Company’s decisions regarding the length of maturities it holds are based on cash flow requirements, rates of return and various other factors.
Working capital (current assets less current liabilities) decreased to $1,103.3 million as at June 30, 2023, compared with $1,233.6 million as at December 31, 2022, primarily due a $226.1 million decrease in cash and cash equivalents and a $134.2 million increase in accounts payable and accrued liabilities, partially offset by an increase of $113.0 million in other current assets and a $100.0 million decrease in the current portion of long-term debt.
On April 7, 2023, Moody’s upgraded its credit rating outlook for the Company to “positive” from “stable”, while affirming the credit rating at Baa2. On June 20, 2023, Fitch Ratings affirmed its credit rating for Agnico Eagle at BBB+ with a Stable Outlook. These investment grade credit ratings reflect the Company’s strong business and credit profile, while maintaining low leverage and conservative financial policies and recognizing the benefits of the Company's size and scale and operations in favorable mining jurisdictions.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
Subject to various risks and uncertainties, including those set in this MD&A and in the Company’s AIF, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, working capital requirements, contractual obligations, debt maturities, planned capital expenditure and exploration programs. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See Risk Profile in this MD&A.
Operating Activities
Cash provided by operating activities increased to $722.0 million in the second quarter of 2023 compared with $633.3 million in the second quarter of 2022 primarily due to higher gold sales volume from the Canadian Malartic complex following the Yamana Transaction, a 5.8% higher realized gold price and more favourable working capital movements between periods. This was partially offset by lower gold sales volume from the Meliadine, Detour and Kittila mines along with higher production costs in the current period.
Cash provided by operating activities increased to $1,371.6 million in the first six months of 2023 compared with $1,140.7 million in the first six months of 2022 primarily due to higher gold sales volume from the Canadian Malartic complex following the Yamana Transaction, higher gold sales from the Meadowbank complex and the Macassa mine and 3.4% higher realized gold prices in the current period. Contributing to the increase in cash from operating activities were reductions in other expenses, exploration and general and administrative expenses in the current period.
Investing Activities
Cash used in investing activities in the second quarter of 2023 increased to $450.2 million compared with $394.1 million cash used in the second quarter of 2022, primarily due to $40.0 million in non-recurring proceeds from a loan repayment in 2022 and $15.0 million in additional capital expenditures between periods. The increase in capital expenditures between periods is primarily attributable to expenditures at the Canadian Malartic complex following the Yamana Transaction.
In the second quarter of 2023, the Company purchased $29.4 million in equity securities and other investments compared with $18.4 million in the second quarter of 2022. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
Cash used in investing activities increased to $1,848.9 million in the first six months of 2023, compared with cash provided by investing activities of $141.5 million in the first six months of 2022, primarily due to $1,000.6 million in net cash consideration paid by the Company in the Yamana Transaction, $838.7 million in non-recurring cash acquired in 2022 due to the Merger and an increase of $106.8 million in capital expenditures between periods. The increase in capital expenditures between periods is primarily attributable to the increases at the Canadian Malartic complex following the Yamana Transaction and additions at the Meadowbank complex and the Detour mine.
In the first six months of 2023, the Company purchased $44.2 million in equity securities and other investments compared with $31.9 million in the first six months of 2022.
Financing Activities
Cash used in financing activities increased to $582.4 million in the second quarter of 2023, compared with $294.3 million used in the second quarter of 2022, primarily due to a $900.0 million repayment of the Credit

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
Facility used to finance the Yamana Transaction. The credit facility repayment was partially funded by $599.0 million in net proceeds received from the Term Loan Facility.
The Company issued common shares for net proceeds of $20.1 million in the second quarter of 2023, compared with $11.2 million in the second quarter of 2022, attributable to employee stock option plan exercises and issuances under the incentive share purchase plan and the dividend reinvestment plan.
In the second quarter of 2023, the Company did not repurchase any shares under the NCIB. In the second quarter of 2022, the Company repurchased 453,000 common shares for $22.3 million at an average price of $49.13 under the NCIB.
Cash provided by financing activities increased to $254.1 million in the first six months of 2023, compared with cash used by financing activities of $462.2 million in the first six months of 2022, primarily due to $599.0 million in net proceeds received from the Term Loan Facility that were used to partially repay the Credit Facility following the Yamana Transaction, $100.0 million in net proceeds from the Credit Facility and a reduction of $25.0 million in senior note repayments between periods.
The Company issued common shares for net proceeds of $37.0 million in the first six months of 2023, compared with $34.4 million in the first six months of 2022, attributable to employee stock option plan exercises and issuances under the incentive share purchase plan and the dividend reinvestment plan.
During the first six months of 2023, the Company repurchased 100,000 common shares for $4.8 million at an average price of $47.74 under the NCIB. During the first six months of 2022, the Company repurchased 453,000 common shares for $22.3 million at an average price of $49.13 under the NCIB.
On April 27, 2023, Agnico Eagle declared a quarterly cash dividend of $0.40 per common share paid on June 15, 2023 to holders of record of the common shares of the Company as of June 1, 2023. Agnico Eagle has declared a cash dividend every year since 1983. In the second quarter of 2023, the Company paid dividends of $165.3 million compared to $149.8 million paid in the second quarter of 2022. In the first six months of 2023, the Company paid dividends of $321.4 million, an increase of $16.8 million compared to $304.6 million paid in the first six months of 2022. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.
In the first six months of 2023, the Company drew down $1.0 billion on its Credit Facility to finance the cash consideration portion of the Yamana Transaction and repaid $900.0 million of the amount drawn. The repayment was partially funded by a $600.0 million drawdown on the Company’s Term Loan Facility. In the first six months of 2022, the Company drew down and repaid $100.0 million from the Credit Facility primarily to facilitate operating requirements. As at June 30, 2023, the Company’s outstanding balance under the Credit Facility was $100.0 million. Credit Facility availability is reduced by outstanding letters of credit at that date, which were $1.0 million as at June 30, 2023, resulting in $1,099.0 million available for future drawdown.
The Company has five uncommitted letter of credit facilities with certain financial institutions (the “LC Facilities”). At June 30, 2023, amounts available under these letter of credit facilities are as follows; C$400.0 million, C$320.0 million, C$200.0 million, C$200.0 million and $75.0 million. As at June 30, 2023, the aggregate undrawn face amount of letters of credit under the LC Facilities was $715.6 million. Additionally, the company has a standby letter of guarantee facility (the “Guarantee Facility”) with a financial institution providing for a $25.0 million uncommitted letter of guarantee facility. The aggregate undrawn face amount of guarantees under the guarantee facility at June 30, 2023 was $12.5 million.
The Company was in compliance with all covenants contained in the Credit Facility, Term Loan Facility, the LC Facilities, the Guarantee Facility, and the $1,250.0 million of guaranteed senior unsecured notes as at June 30, 2023.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
Risk Profile
The Company is subject to significant risks, including fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle’s cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle’s revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The Company is subject to risks related to pandemics and other outbreaks of communicable diseases such as COVID-19, as well as the economic impacts that result therefrom. For a more comprehensive discussion of these and other risks, see “Risk Factors” in the AIF filed on the CSA’s SEDAR website and with the SEC as part of the Form 40-F.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”).
ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.
DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.
Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There have been no significant changes in our internal controls during the three and six months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Non-GAAP Financial Performance Measures
This MD&A presents certain financial performance measures, including adjusted net income, adjusted net income per share, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), operating margin, sustaining capital expenditures and development capital expenditures, that are not recognized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. Non-GAAP financial performance measures should be considered together with

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
other data prepared in accordance with IFRS. Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding such measures.
Adjusted Net Income and Adjusted Net Income Per Share
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding the Company’s disclosure of the non-GAAP measures adjusted net income and adjusted net income per share.
The following table sets out the calculation of adjusted net income and adjusted net income per share for the three and six months ended June 30, 2023 and June 30, 2022.
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2023	2022(i)	2023	2022(i)
		Restated		Restated
Net income for the period — basic	$326,821	$290,389	$2,143,712	$409,465
Dilutive impact of cash settling LTIP	$(1,140)	$(2,745)	$(2,916)	$398
Net income for the period — diluted	325,681	287,644	2,140,796	409,863
Foreign currency translation loss (gain)	4,014	(13,492)	4,234	(12,282)
Realized and unrealized (gain) loss on derivative financial instruments	(26,433)	40,753	(32,972)	12,089
Transaction costs and severance related to acquisitions	1,674	11,372	16,912	92,139
Revaluation gain on Yamana Transaction	—	—	(1,543,414)	—
Environmental remediation	(1,420)	(319)	(1,977)	(2,618)
Integration costs	—	457	—	457
Net loss on disposal of property. plant and equipment	1,058	2,828	3,601	3,914
Purchase price allocation to inventory(ii)	22,821	39,185	22,821	152,836
Income and mining taxes adjustments(iii)	(6,121)	(9,516)	(19,223)	(49,398)
Adjusted net income for the period — basic	$322,414	$361,657	$593,694	$606,602
Adjusted net income for the period — diluted	$321,274	$358,912	$590,778	$607,000
Net income per share — basic	$0.66	$0.64	$4.45	$0.97
Net income per share — diluted	$0.66	$0.63	$4.43	$0.97
Adjusted net income per share — basic	$0.65	$0.79	$1.23	$1.44
Adjusted net income per share — diluted	$0.65	$0.79	$1.22	$1.44

Notes:
(i)
The Company finalized the purchase price allocation of Kirkland during the year ended December 31, 2022 and adjustments were made retrospectively back to the acquisition date of February 8, 2022 and the comparative amounts above have been adjusted accordingly. For more information please see Note 5 in the Company’s condensed interim consolidated financial statements.

(ii)
As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. The fair value of inventory acquired is estimated based on the selling cost less costs to be incurred plus a profit margin on those costs resulting in a fair value increase to the carrying value of inventories acquired. The revalued inventory sold during the three and six months ended June 30, 2023 resulted in additional production costs of approximately $22.8 million ($13.7 million after tax). The revalued inventory sold during the three months ended June 30, 2022 resulted in additional production costs of approximately $39.2 million ($27.1 million after tax) and for the six months ended June 30, 2022, resulted in additional production costs of approximately $152.8 million ($105.9 million after tax). These non-cash fair value adjustments which increased the cost of inventory sold during the period and are not representative of ongoing operations, were normalized from net income per share.

(iii)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding the Company’s disclosure of the non-GAAP measures total cash costs per ounce of gold produced and minesite costs per tonne.
The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.
Total Production Costs by Mine
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2023	2022	2023	2022
LaRonde mine	$63,969	$33,949	$103,676	$79,790
LaRonde Zone 5 mine	21,763	17,133	43,987	33,866
LaRonde complex	85,732	51,082	147,663	113,656
Canadian Malartic complex(i)	144,190	56,405	201,481	113,342
Goldex mine	28,160	26,530	55,995	52,747
Meliadine mine	78,817	86,386	160,011	165,065
Meadowbank complex	117,488	107,373	247,492	204,084
Kittila mine	43,336	53,315	96,631	102,766
Detour Lake mine	112,796	137,429	226,818	257,394
Macassa mine	38,545	33,001	76,504	65,315
Fosterville mine	35,831	48,303	72,430	136,304
Pinos Altos mine	34,709	39,873	67,631	72,409
Creston Mascota mine	—	484	—	1,099
La India mine	23,649	17,455	43,741	35,190
Production costs per the condensed interim consolidated statements of income	$743,253	$657,636	$1,396,397	$1,319,371

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine
(thousands of United States dollars, except as noted)
LaRonde mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)	58,635		70,736		118,168		158,285
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$63,969	$1,091	$33,949	$480	$103,676	$877	$79,790	$504
Inventory adjustments(ii)	(8,971)	(153)	20,746	293	13,534	115	31,673	200
Realized gains and losses on hedges of production costs	770	13	(127)	(2)	1,848	16	(612)	(4)
Other adjustments(v)	5,555	95	4,079	58	9,903	83	6,841	44
Cash operating costs (co-product basis)	$61,323	$1,046	$58,647	$829	$128,961	$1,091	$117,692	$744
By-product metal revenues	(15,157)	(259)	(18,643)	(263)	(29,689)	(251)	(35,861)	(227)
Cash operating costs (by-product basis)	$46,166	$787	$40,004	$566	$99,272	$840	$81,831	$517
LaRonde mine Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)	347		423		736		877
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$63,969	$185	$33,949	$80	$103,676	$141	$79,790	$91
Production costs (C$)	$85,861	$247	$43,317	$103	$139,434	$189	$101,332	$115
Inventory adjustments (C$)(ii)	(11,297)	(33)	25,856	61	18,426	25	38,213	44
Other adjustments (C$)(v)	(3,302)	(8)	(3,371)	(8)	(6,443)	(8)	(6,877)	(8)
Minesite operating costs (C$)	$71,262	$206	$65,802	$156	$151,417	$206	$132,668	$151
LaRonde Zone 5 mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)	18,145		17,774		38,219		35,262
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$21,763	$1,199	$17,133	$964	$43,987	$1,151	$33,866	$960
Inventory adjustments(ii)	(784)	(43)	350	20	(261)	(7)	815	24
Realized gains and losses on hedges of production costs	257	14	(30)	(2)	616	16	(143)	(4)
Other adjustments(v)	775	43	19	1	1,111	29	49	1
Cash operating costs (co-product basis)	$22,011	$1,213	$17,472	$983	$45,453	$1,189	$34,587	$981
By-product metal revenues	(271)	(15)	(28)	(1)	(546)	(14)	(119)	(3)
Cash operating costs (by-product basis)	$21,740	$1,198	$17,444	$982	$44,907	$1,175	$34,468	$978
LaRonde Zone 5 mine Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)	313		291		632		570
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$21,763	$70	$17,133	$59	$43,987	$70	$33,866	$59
Production costs (C$)	$29,277	$94	$21,854	$75	$59,265	$94	$43,027	$75
Inventory adjustments (C$)(ii)	(1,147)	(4)	523	2	(409)	(1)	1,099	2
Minesite operating costs (C$)	$28,130	$90	$22,377	$77	$58,856	$93	$44,126	$77

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
LaRonde complex Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)	76,780		88,510		156,387		193,547
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$85,732	$1,117	$51,082	$577	$147,663	$944	$113,656	$587
Inventory adjustments(ii)	(9,755)	(127)	21,096	238	13,273	85	32,488	168
Realized gains and losses on hedges of production costs	1,027	13	(157)	(2)	2,464	16	(755)	(4)
Other adjustments(v)	6,330	82	4,098	47	11,014	70	6,890	36
Cash operating costs (co-product basis)	$83,334	$1,085	$76,119	$860	$174,414	$1,115	$152,279	$787
By-product metal revenues	(15,428)	(201)	(18,671)	(211)	(30,235)	(193)	(35,980)	(186)
Cash operating costs (by-product basis)	$67,906	$884	$57,448	$649	$144,179	$922	$116,299	$601
LaRonde complex Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)	660		714		1,368		1,447
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$85,732	$130	$51,082	$72	$147,663	$108	$113,656	$79
Production costs (C$)	$115,138	$174	$65,171	$92	$198,699	$145	$144,359	$100
Inventory adjustments (C$)(ii)	(12,444)	(19)	26,379	37	18,017	13	39,312	27
Other adjustments (C$)(v)	(3,302)	(4)	(3,371)	(5)	(6,443)	(4)	(6,877)	(5)
Minesite operating costs (C$)	$99,392	$151	$88,179	$124	$210,273	$154	$176,794	$122
Canadian Malartic complex Per Ounce of Gold Produced(i)	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)	177,755		87,186		258,440		167,695
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$144,190	$811	$56,405	$647	$201,481	$780	$113,342	$676
Inventory adjustments(ii)	43	—	2,139	25	538	2	2,867	17
Purchase price allocation to inventory(iv)	(22,821)	(128)	—	—	(22,821)	(88)	—	—
Other adjustments(v)	17,835	100	8,332	95	25,217	97	16,114	96
Cash operating costs (co-product basis)	$139,247	$783	$66,876	$767	$204,415	$791	$132,323	$789
By-product metal revenues	(2,069)	(11)	(1,243)	(14)	(3,207)	(12)	(2,905)	(17)
Cash operating costs (by-product basis)	$137,178	$772	$65,633	$753	$201,208	$779	$129,418	$772
Canadian Malartic complex Per Tonne(i)	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)	4,882		2,399		7,144		4,811
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$144,190	$30	$56,405	$24	$201,481	$28	$113,342	$24
Production costs (C$)	$194,997	$40	$71,080	$30	$271,662	$38	$142,709	$30
Inventory adjustments (C$)(ii)	511	—	2,664	1	1,251	—	3,674	1
Purchase price allocation to inventory(C$)(iv)	(30,651)	(6)	—	—	(30,651)	(4)	—	—
Other adjustments (C$)(v)	23,599	5	10,581	4	33,424	5	20,228	4
Minesite operating costs (C$)	$188,456	$39	$84,325	$35	$275,686	$39	$166,611	$35

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
Goldex mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)	37,716		36,877		71,739		71,322
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$28,160	$747	$26,530	$719	$55,995	$781	$52,747	$740
Inventory adjustments(ii)	582	16	(22)	(1)	(455)	(6)	688	10
Realized gains and losses on hedges of production costs	505	13	(56)	(1)	1,212	17	(271)	(5)
Other adjustments(v)	40	1	41	1	102	1	95	2
Cash operating costs (co-product basis)	$29,287	$777	$26,493	$718	$56,854	$793	$53,259	$747
By-product metal revenues	(11)	(1)	(5)	—	(25)	(1)	(21)	(1)
Cash operating costs (by-product basis)	$29,276	$776	$26,488	$718	$56,829	$792	$53,238	$746
Goldex mine Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)	761		738		1,459		1,482
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$28,160	$37	$26,530	$36	$55,995	$38	$52,747	$36
Production costs (C$)	$37,859	$50	$33,951	$46	$75,486	$52	$67,171	$45
Inventory adjustments (C$)(ii)	730	1	23	—	(660)	(1)	915	1
Minesite operating costs (C$)	$38,589	$51	$33,974	$46	$74,826	$51	$68,086	$46
Meliadine mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)	87,682		97,572		178,149		178,276
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$78,817	$899	$86,386	$885	$160,011	$898	$165,065	$926
Inventory adjustments(ii)	11,228	128	(3,671)	(38)	14,852	83	(39)	—
Realized gains and losses on hedges of production costs	(451)	(5)	(884)	(9)	(363)	(2)	(2,195)	(13)
Other adjustments(v)	(118)	(2)	68	1	(13)	—	163	1
Cash operating costs (co-product basis)	$89,476	$1,020	$81,899	$839	$174,487	$979	$162,994	$914
By-product metal revenues	(139)	(1)	(188)	(2)	(339)	(1)	(405)	(2)
Cash operating costs (by-product basis)	$89,337	$1,019	$81,711	$837	$174,148	$978	$162,589	$912
Meliadine mine Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)	461		449		937		881
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$78,817	$171	$86,386	$192	$160,011	$171	$165,065	$187
Production costs (C$)	$105,834	$230	$109,488	$244	$214,715	$229	$208,925	$237
Inventory adjustments (C$)(ii)	14,556	31	(4,241)	(10)	19,606	21	284	—
Minesite operating costs (C$)	$120,390	$261	$105,247	$234	$234,321	$250	$209,209	$237

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
Meadowbank complex Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)	94,775		96,698		205,885		156,463
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$117,488	$1,240	$107,373	$1,110	$247,492	$1,202	$204,084	$1,304
Inventory adjustments(ii)	(5,048)	(54)	(9,132)	(94)	(6,702)	(32)	6,071	39
Realized gains and losses on hedges of production costs	(2,118)	(22)	(1,631)	(17)	(3,617)	(18)	(3,674)	(23)
Operational care & maintenance due to COVID-19(iii)	—	—	—	—	—	—	(1,436)	(9)
Other adjustments(v)	4	—	(26)	—	(51)	—	40	—
Cash operating costs (co-product basis)	$110,326	$1,164	$96,584	$999	$237,122	$1,152	$205,085	$1,311
By-product metal revenues	(723)	(8)	(587)	(6)	(1,548)	(8)	(882)	(6)
Cash operating costs (by-product basis)	$109,603	$1,156	$95,997	$993	$235,574	$1,144	$204,203	$1,305
Meadowbank complex Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)	845		930		1,828		1,785
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$117,488	$139	$107,373	$116	$247,492	$135	$204,084	$114
Production costs (C$)	$157,407	$186	$136,663	$147	$330,385	$181	$259,128	$145
Inventory adjustments (C$)(ii)	(6,632)	(8)	(10,911)	(12)	(8,858)	(5)	7,897	5
Operational care and maintenance due to COVID-19 (C$)(iii)	—	—	—	—	—	—	(1,793)	(1)
Minesite operating costs (C$)	$150,775	$178	$125,752	$135	$321,527	$176	$265,232	$149
Kittila mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)	50,130		64,814		113,822		110,322
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$43,336	$864	$53,315	$823	$96,631	$849	$102,766	$932
Inventory adjustments(ii)	2,784	56	(1,164)	(19)	2,744	24	(3,955)	(36)
Realized gains and losses on hedges of production costs	(925)	(18)	1,542	24	(1,558)	(14)	2,220	20
Other adjustments(v)	(50)	(1)	39	1	(1,273)	(11)	93	1
Cash operating costs (co-product basis)	$45,145	$901	$53,732	$829	$96,544	$848	$101,124	$917
By-product metal revenues	(93)	(2)	(78)	(1)	(162)	(1)	(167)	(2)
Cash operating costs (by-product basis)	$45,052	$899	$53,654	$828	$96,382	$847	$100,957	$915
Kittila mine Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)	417		556		913		1,017
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$43,336	$104	$53,315	$96	$96,631	$106	$102,766	$101
Production costs (€)	€42,251	€101	€49,550	€89	€91,002	€100	€93,458	€92
Inventory adjustments (€)(ii)	946	3	(655)	(1)	832	1	(2,929)	(3)
Minesite operating costs (€)	€43,197	€104	€48,895	€88	€91,834	€101	€90,529	€89

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
Detour Lake mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)	169,352		195,515		331,209		295,958
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$112,796	$666	$137,429	$703	$226,818	$685	$257,394	$870
Inventory adjustments(ii)	(474)	(3)	3,988	20	(168)	—	(12,633)	(43)
Realized gains and losses on hedges of production costs	2,541	15	—	—	6,095	18	—	—
Purchase price allocation to inventory(iv)	—	—	(22,690)	(116)	—	—	(68,837)	(233)
Other adjustments(v)	9,410	56	7,304	38	16,985	51	11,589	40
Cash operating costs (co-product basis)	$124,273	$734	$126,031	$645	$249,730	$754	$187,513	$634
By-product metal revenues	(505)	(3)	(1,015)	(5)	(1,187)	(4)	(2,220)	(8)
Cash operating costs (by-product basis)	$123,768	$731	$125,016	$640	$248,543	$750	$185,293	$626
Detour Lake mine Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)	6,800		6,519		13,197		9,789
	(thousands)	($ per tonne )	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$112,796	$17	$137,429	$21	$226,818	$17	$257,394	$26
Production costs (C$)	$151,645	$22	$175,421	$27	$305,553	$23	$327,239	$33
Inventory adjustments (C$)(ii)	12,357	2	5,205	1	12,872	1	(15,867)	(2)
Purchase price allocation to inventory (C$)(iv)	—	—	(29,108)	(5)	—	—	(87,508)	(9)
Other adjustments (C$)(v)	11,381	2	9,349	1	20,146	2	14,749	2
Minesite operating costs (C$)	$175,383	$26	$160,867	$24	$338,571	$26	$238,613	$24
Macassa mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)	57,044		61,262		121,159		85,750
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$38,545	$676	$33,001	$539	$76,504	$631	$65,315	$762
Inventory adjustments(ii)	(178)	(3)	953	16	(1,473)	(11)	(1,147)	(13)
Realized gains and losses on hedges of production costs	812	14	—	—	1,949	16	—	—
Purchase price allocation to inventory(iv)	—	—	501	8	—	—	(10,326)	(120)
Other adjustments(v)	3,613	63	1,332	21	4,757	39	1,288	14
Cash operating costs (co-product basis)	$42,792	$750	$35,787	$584	$81,737	$675	$55,130	$643
By-product metal revenues	(168)	(3)	(114)	(2)	(376)	(3)	(187)	(2)
Cash operating costs (by-product basis)	$42,624	$747	$35,673	$582	$81,361	$672	$54,943	$641
Macassa mine Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)	112		88		199		135
	(thousands)	($ per tonne )	(thousands)	($ per tonne)	(thousands)	($ per tonne )	(thousands)	($ per tonne)
Production costs	$38,545	$344	$33,001	$374	$76,504	$384	$65,315	$483
Production costs (C$)	$51,994	$464	$42,211	$479	$103,236	$519	$83,041	$615
Inventory adjustments (C$)(ii)	(359)	(3)	1,278	14	(2,076)	(10)	(1,366)	(10)
Purchase price allocation to inventory (C$)(iv)	—	—	450	5	—	—	(13,128)	(97)
Other adjustments (C$)(v)	4,775	42	1,725	21	6,291	30	1,657	12
Minesite operating costs (C$)	$56,410	$503	$45,664	$519	$107,451	$539	$70,204	$520

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
Fosterville mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)	81,813		86,065		168,371		167,892
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$35,831	$438	$48,303	$561	$72,430	$430	$136,304	$812
Inventory adjustments(ii)	(522)	(6)	(970)	(12)	(2,885)	(17)	(6,809)	(41)
Realized gains and losses on hedges of production costs	489	6	—	—	677	4	—	—
Purchase price allocation to inventory(iv)	—	—	(16,997)	(197)	—	—	(73,674)	(439)
Other adjustments(v)	(7)	(1)	—	—	39	—	—	—
Cash operating costs (co-product basis)	$35,791	$437	$30,336	$352	$70,261	$417	$55,821	$332
By-product metal revenues	(121)	(1)	(125)	(1)	(278)	(1)	(313)	(1)
Cash operating costs (by-product basis)	$35,670	$436	$30,211	$351	$69,983	$416	$55,508	$331
Fosterville mine Per Tonne	Three Months Ended June 30, 2023				Three Months Ended June 30, 2022				Six Months Ended June 30, 2023				Six Months Ended June 30, 2022
Tonnes of ore milled (thousands of tonnes)	176				122				324				213
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$35,831		$204		$48,303		$396		$72,430		$224		$136,304		$641
Production costs (A$)	A$	54,280	A$	308	A$	71,814	A$	597	A$	108,462	A$	335	A$	189,040	A$	890
Inventory adjustments (A$)(ii)		(756)		(4)		(1,204)		(9)		(4,357)		(14)		(9,409)		(43)
Purchase price allocation to inventory (A$)(iv)		—		—		(26,678)		(218)		—		—		(102,178)		(478)
Minesite operating costs (A$)	A$	53,524	A$	304	A$	43,932	A$	370	A$	104,105	A$	321	A$	77,453	A$	369
Pinos Altos mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)	22,159		23,020		46,293		48,190
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$34,709	$1,566	$39,873	$1,732	$67,631	$1,461	$72,409	$1,503
Inventory adjustments(ii)	761	34	(2,955)	(128)	513	11	(2,156)	(45)
Realized gains and losses on hedges of production costs	(690)	(31)	(313)	(14)	(1,143)	(25)	(547)	(11)
Other adjustments(v)	286	13	322	14	578	13	625	12
Cash operating costs (co-product basis)	$35,066	$1,582	$36,927	$1,604	$67,579	$1,460	$70,331	$1,459
By-product metal revenues	(6,653)	(300)	(5,082)	(221)	(12,227)	(264)	(11,345)	(235)
Cash operating costs (by-product basis)	$28,413	$1,282	$31,845	$1,383	$55,352	$1,196	$58,986	$1,224
Pinos Altos mine Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore processed (thousands of tonnes)	401		366		765		750
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$34,709	$87	$39,873	$109	$67,631	$88	$72,409	$97
Inventory adjustments(ii)	1,905	3	(2,955)	(8)	1,657	3	(2,156)	(3)
Minesite operating costs	$36,614	$90	$36,918	$101	$69,288	$91	$70,253	$94

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
Creston Mascota mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)	165		635		409		1,641
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$—	$—	$484	$762	$—	$—	$1,099	$670
Inventory adjustments(ii)	—	—	60	95	—	—	(27)	(16)
Other adjustments(v)	—	—	30	49	—	—	48	29
Cash operating costs (co-product basis)	$—	$—	$574	$906	$—	$—	$1,120	$683
By-product metal revenues	—	—	(5)	(7)	—	—	(140)	(85)
Cash operating costs (by-product basis)	$—	$—	$569	$899	$—	$—	$980	$598
Creston Mascota mine Per Tonne(vi)	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore processed (thousands of tonnes)	—		—		—		—
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$—	$—	$484	$—	$—	$—	$1,099	$—
Inventory adjustments(ii)	—	—	60	—	—	—	(27)	—
Other adjustments(v)	—	—	(544)	—	—	—	(1,072)	—
Minesite operating costs	$—	$—	$—	$—	$—	$—	$—	$—
La India mine Per Ounce of Gold Produced	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Gold production (ounces)	17,833		20,016		34,154		41,718
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$23,649	$1,326	$17,455	$872	$43,741	$1,281	$35,190	$844
Inventory adjustments(ii)	1,318	74	1,564	78	2,766	80	2,132	51
Other adjustments(v)	134	8	177	9	263	8	373	9
Cash operating costs (co-product basis)	$25,101	$1,408	$19,196	$959	$46,770	$1,369	$37,695	$904
By-product metal revenues	(407)	(23)	(451)	(23)	(722)	(21)	(1,159)	(28)
Cash operating costs (by-product basis)	$24,694	$1,385	$18,745	$936	$46,048	$1,348	$36,536	$876
La India mine Per Tonne	Three Months Ended June 30, 2023		Three Months Ended June 30, 2022		Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
Tonnes of ore processed (thousands of tonnes)	880		1,356		1,540		2,919
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$23,649	$27	$17,455	$13	$43,741	$28	$35,190	$12
Inventory adjustments(ii)	1,318	1	1,564	1	2,766	2	2,132	1
Minesite operating costs	$24,967	$28	$19,019	$14	$46,507	$30	$37,322	$13

Notes:
(i)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii)
This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company’s mine sites in response to the COVID-19 pandemic and includes primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company’s effort to prevent or curtail community transmission of COVID-19. These costs were previously classified as “other adjustments” and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impact of such events on the total cash costs per ounce and minesite cost per tonne.

(iv)
On February 8, 2022, the Company completed the Merger and this adjustment reflects the fair value allocated to inventory at the Detour Lake, Macassa and Fosterville mines as part of the purchase price allocation. On March 31, 2023, the Company completed Yamana Transaction and this adjustment reflects the fair value allocated to inventory on Canadian Malartic complex as part of the purchase price allocation.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
(v)
Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, smelting, refining, and marketing charges to production costs.

(vi)
The Creston Mascota mine’s cost calculations per tonne for the three and six months ended June 30, 2022 excludes approximately $0.5 and $1.1 million of production costs, incurred during the period, respectively, following the ceasing of mining activities at the Bravo pit during the third quarter of 2020.

All-in Sustaining Costs per Ounce of Gold Produced
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding the Company’s disclosure of the non-GAAP measure all-in sustaining costs per ounce of gold produced.
The following tables set out a reconciliation of production costs to the Company’s use of the non-GAAP measure all-in sustaining costs per ounce of gold produced for the three and six months ended June 30, 2023 and June 30, 2022 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).
Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced
	Three Months Ended June 30,		Six Months Ended June 30,
(United States dollars per ounce of gold produced, except where noted)	2023	2022	2023	2022
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$743,253	$657,636	$1,396,397	$1,319,371
Gold production (ounces)	873,204	858,170	1,686,017	1,518,774
Production costs per ounce of adjusted gold production	$851	$766	$828	$869
Adjustments:
Inventory adjustments(i)	1	14	14	12
Purchase price allocation to inventory(ii)	(26)	(46)	(13)	(101)
Realized gains and losses on hedges of production costs	1	(2)	3	(3)
Operational care and maintenance costs due to COVID-19(iii)	—	—	—	(1)
Other(iv)	43	26	34	24
Total cash costs per ounce of gold produced (co-product basis)(v)	$870	$758	$866	$800
By-product metal revenues	(30)	(32)	(30)	(37)
Total cash costs per ounce of gold produced (by-product basis)(v)	$840	$726	$836	$763
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	237	231	226	197
General and administrative expenses (including stock option expense)	54	57	57	77
Non-cash reclamation provision and sustaining leases(vi)	19	12	19	14
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,150	$1,026	$1,138	$1,051
By-product metal revenues	30	32	30	37
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,180	$1,058	$1,168	$1,088

Notes:
(i)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)
On February 8, 2022, the Company completed the Merger and this adjustment reflects the fair value allocated to inventory at the Detour Lake, Macassa and Fosterville mines as part of the purchase price allocation. On March 31, 2023, the Company completed Yamana Transaction and this adjustment reflects the fair value allocated to inventory on Canadian Malartic complex as part of the purchase price allocation.

(iii)
This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company’s mine sites in response to the COVID-19 pandemic which primarily includes payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
operations. These costs were previously classified as “other adjustments” and, as of 2022, have been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impact of such events on the total cash costs per ounce and minesite cost per tonne.
(iv)
Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, smelting, refining and marketing charges to production costs.

(v)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne for more information on the Company’s use of total cash cost per ounce of gold produced.

(vi)
Sustaining leases are lease payments related to sustaining assets.

Operating Margin
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding the Company’s disclosure of the non-GAAP measure operating margin.
The following table sets out a reconciliation of net income to operating margin for the three and six months ended June 30, 2023 and June 30, 2022.
	Three Months Ended June 30, 2023
	Revenues from Mining Operations	Production Costs	Operating Margin
LaRonde mine	$133,865	$(63,969)	$69,896
LaRonde Zone 5 mine	36,558	(21,763)	14,795
Canadian Malartic complex(ii)	335,871	(144,190)	191,681
Goldex mine	73,272	(28,160)	45,112
Meliadine mine	157,179	(78,817)	78,362
Meadowbank complex	195,856	(117,488)	78,368
Kittila mine	102,868	(43,336)	59,532
Detour Lake mine	317,068	(112,796)	204,272
Macassa mine	112,879	(38,545)	74,334
Fosterville mine	168,074	(35,831)	132,243
Pinos Altos mine	50,389	(34,709)	15,680
La India mine	34,318	(23,649)	10,669
Segment totals	$1,718,197	$(743,253)	$974,944
Corporate and other:
Exploration and corporate development			54,422
Amortization of property, plant, and mine development			381,262
General and administrative			47,312
Finance costs			35,837
Gain on derivative financial instruments			(26,433)
Environmental remediation			(1,420)
Foreign currency translation loss			4,014
Care and maintenance			9,411
Other expenses			4,199
Income and mining taxes expense			139,519
Net income per condensed interim consolidated statements of income			$326,821

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
	Six Months Ended June 30, 2023
	Revenues from Mining Operations	Production Costs	Operating Margin
LaRonde mine	$236,085	$(103,676)	$132,409
LaRonde Zone 5 mine	66,080	(43,987)	22,093
Canadian Malartic complex(ii)	473,945	(201,481)	272,464
Goldex mine	141,335	(55,995)	85,340
Meliadine mine	326,713	(160,011)	166,702
Meadowbank complex	405,669	(247,492)	158,177
Kittila mine	218,887	(96,631)	122,256
Detour Lake mine	623,663	(226,818)	396,845
Macassa mine	230,738	(76,504)	154,234
Fosterville mine	337,375	(72,430)	264,945
Pinos Altos mine	101,837	(67,631)	34,206
La India mine	65,531	(43,741)	21,790
Segment totals	$3,227,858	$(1,396,397)	$1,831,461
Corporate and other:
Exploration and corporate development			108,190
Amortization of property, plant, and mine development			685,221
General and administrative			95,520
Finance costs			59,285
Gain on derivative financial instruments			(32,972)
Environmental remediation			(1,977)
Foreign currency translation loss			4,234
Care and maintenance			20,656
Revaluation gain			(1,543,414)
Other expenses			24,879
Income and mining taxes expense			268,127
Net income per consolidated interim condensed statements of income			$2,143,712

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
	Three Months Ended June 30, 2022
	Revenues from Mining Operations	Production Costs	Operating Margin
LaRonde mine	$124,826	$(33,949)	$90,877
LaRonde Zone 5 mine	24,999	(17,133)	7,866
Canadian Malartic complex(ii)	160,866	(56,405)	104,461
Goldex mine	68,186	(26,530)	41,656
Meliadine mine	183,126	(86,386)	96,740
Meadowbank complex	175,417	(107,373)	68,044
Kittila mine	120,926	(53,315)	67,611
Detour Lake mine	352,270	(137,429)	214,841
Macassa mine	107,779	(33,001)	74,778
Fosterville mine	173,745	(48,303)	125,442
Pinos Altos mine	51,360	(39,873)	11,487
Creston Mascota mine	1,126	(484)	642
La India mine	36,432	(17,455)	18,977
Segment totals	$1,581,058	$(657,636)	$923,422
Corporate and other:
Exploration and corporate development			70,352
Amortization of property, plant, and mine development			269,891
General and administrative			49,275
Finance costs			20,961
Loss on derivative financial instruments			40,753
Environmental remediation			(319)
Foreign currency translation gain			(13,492)
Care and maintenance			9,257
Other expenses			19,893
Income and mining taxes expense			166,462
Net income per condensed interim consolidated statements of income			$290,389

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
	Six Months Ended June 30, 2022
	Revenues from Mining Operations	Production Costs	Operating Margin
LaRonde mine	$274,231	$(79,790)	$194,441
LaRonde Zone 5 mine	58,388	(33,866)	24,522
Canadian Malartic complex(ii)	297,105	(113,342)	183,763
Goldex mine	131,521	(52,747)	78,774
Meliadine mine(i)	346,084	(165,065)	181,019
Meadowbank complex(i)	266,930	(204,084)	62,846
Hope Bay mine	144	—	144
Kittila mine	216,488	(102,766)	113,722
Detour Lake mine	600,293	(257,394)	342,899
Macassa mine	164,248	(65,315)	98,933
Fosterville mine	368,602	(136,304)	232,298
Pinos Altos mine	103,327	(72,409)	30,918
Creston Mascota mine	2,918	(1,099)	1,819
La India mine	76,467	(35,190)	41,277
Segment totals	$2,906,746	$(1,319,371)	$1,587,375
Corporate and other:
Exploration and corporate development			136,194
Amortization of property, plant, and mine development(i)			525,535
General and administrative			116,817
Finance costs			43,614
Loss on derivative financial instruments			12,089
Environmental remediation			(2,618)
Foreign currency translation gain			(12,282)
Care and maintenance			19,713
Other expenses			111,791
Income and mining taxes expense			227,057
Net income per consolidated interim condensed statements of income			$409,465

Notes:
(i)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.

(ii)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

Sustaining Capital Expenditures and Development Capital Expenditures
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding the Company’s use of the non-GAAP measures sustaining capital expenditures and development capital expenditures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2023
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
LaRonde mine	18,114	23,118	33,001	41,784
LaRonde Zone 5 mine	2,315	2,580	3,422	5,317
Canadian Malartic complex(i)	34,086	16,346	50,670	27,080
Goldex mine	3,638	6,559	8,460	13,186
Meliadine mine	15,704	16,104	30,790	25,185
Meadowbank complex	35,624	13,367	71,255	24,171
Hope Bay mine	145	3,604	147	3,604
Kittila mine	11,958	11,468	22,293	22,818
Detour Lake mine	60,678	73,974	113,962	86,616
Macassa mine	8,896	8,867	15,544	13,524
Fosterville mine	7,298	13,598	15,267	22,305
Pinos Altos mine	8,407	7,124	16,657	12,031
La India mine	51	1,315	77	2,129
Sustaining capital expenditures	206,914	198,024	381,545	299,750
LaRonde mine	12,413	14,723	21,760	27,186
LaRonde Zone 5 mine	5,400	3,267	11,347	6,701
Canadian Malartic complex(i)	48,918	29,335	79,939	52,087
Goldex mine	8,838	7,448	18,127	13,056
Akasaba mine	8,706	—	19,075	—
Meliadine mine	37,274	21,900	55,154	35,505
Meadowbank complex	—	291	—	1,110
Amaruq Underground Project	(21)	18,321	310	33,682
Hope Bay mine	2,724	1,968	3,199	1,968
Kittila mine	10,546	14,968	21,242	25,504
Detour Lake mine	33,590	42,400	64,665	71,260
Macassa mine	23,660	26,385	52,073	43,441
Fosterville mine	13,300	11,270	22,404	19,753
Pinos Altos mine	1,693	7,891	4,486	13,809
La India mine	—	2,479	—	4,320
Other	2,092	900	2,455	2,523
Development capital expenditures	209,133	203,546	376,236	351,905
Total capital expenditures	416,047	401,570	757,781	651,655
Working capital adjustments	7,574	7,026	50,774	50,092
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flow	423,621	408,596	808,555	701,747

Note:
(i)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022(i)	2023	2022(i)
Operating margin(ii):
Revenues from mining operations	$1,718,197	$1,581,058	$3,227,858	$2,906,746
Production costs	743,253	657,636	1,396,397	1,319,371
Total operating margin(ii)	974,944	923,422	1,831,461	1,587,375
Operating margin(ii) by mine:
LaRonde mine	$69,896	$90,877	$132,409	$194,441
LaRonde Zone 5 mine	14,795	7,866	22,093	24,522
Canadian Malartic complex(iii)	191,681	104,461	272,464	183,763
Goldex mine	45,112	41,656	85,340	78,774
Meliadine mine	78,362	96,740	166,702	181,019
Meadowbank complex	78,368	68,044	158,177	62,846
Hope Bay project	—	—	—	144
Kittila mine	59,532	67,611	122,256	113,722
Detour Lake mine	204,272	214,841	396,845	342,899
Macassa mine	74,334	74,778	154,234	98,933
Fosterville mine	132,243	125,442	264,945	232,298
Pinos Altos mine	15,680	11,487	34,206	30,918
Creston Mascota mine	—	642	—	1,819
La India mine	10,669	18,977	21,790	41,277
Total operating margin(ii)	974,944	923,422	1,831,461	1,587,375
Amortization of property, plant and mine development	381,262	269,891	685,221	525,535
Revaluation gain(iv)	—	—	(1,543,414)	—
Exploration, corporate and other	127,342	196,680	277,815	425,318
Income before income and mining taxes	466,340	456,851	2,411,839	636,522
Income and mining taxes expense	139,519	166,462	268,127	227,057
Net income for the period	$326,821	$290,389	$2,143,712	$409,465
Net income per share — basic	$0.66	$0.64	$4.45	$0.97
Net income per share — diluted	$0.66	$0.63	$4.43	$0.97
Cash flows:
Cash provided by operating activities	$722,000	$633,266	$1,371,613	$1,140,698
Cash (used in) provided by investing activities	$(450,202)	$(394,129)	$(1,848,947)	$141,523
Cash (used in) provided by financing activities	$(582,351)	$(294,307)	$254,082	$(462,165)
Realized prices:
Gold (per ounce)	$1,975	$1,866	$1,935	$1,872
Silver (per ounce)	$24.43	$22.21	$23.72	$23.20
Zinc (per tonne)	$2,343	$3,947	$2,685	$3,769
Copper (per tonne)	$7,898	$8,953	$8,590	$9,591

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Payable production(v):
Gold (ounces):
LaRonde mine	58,635	70,736	118,168	158,285
LaRonde Zone 5 mine	18,145	17,774	38,219	35,262
Canadian Malartic complex(iii)	177,755	87,186	258,440	167,695
Goldex mine	37,716	36,877	71,739	71,322
Meliadine mine	87,682	97,572	178,149	178,276
Meadowbank complex	94,775	96,698	205,885	156,463
Kittila mine	50,130	64,814	113,822	110,322
Detour Lake mine	169,352	195,515	331,209	295,958
Macassa mine	57,044	61,262	121,159	85,750
Fosterville mine	81,813	86,065	168,371	167,892
Pinos Altos mine	22,159	23,020	46,293	48,190
Creston Mascota mine	165	635	409	1,641
La India mine	17,833	20,016	34,154	41,718
Total gold (ounces)	873,204	858,170	1,686,017	1,518,774
Silver (thousands of ounces):	619	588	1,164	1,197
Zinc (tonnes)	2,611	2,568	4,898	3,637
Copper (tonnes)	746	778	1,276	1,547
Payable metal sold(vi):
Gold (ounces):
LaRonde mine	61,920	61,296	110,082	132,263
LaRonde Zone 5 mine	18,923	13,538	34,384	31,133
Canadian Malartic complex(iii)	168,257	85,160	240,066	157,428
Goldex mine	37,114	36,681	73,031	70,565
Meliadine mine	79,153	97,354	168,739	185,126
Meadowbank complex	98,980	93,737	209,005	142,492
Hope Bay mine	—	—	—	98
Kittila mine	51,800	64,378	112,520	115,993
Detour Lake mine	160,281	188,517	323,575	320,354
Macassa mine	57,102	58,050	120,030	87,580
Fosterville mine	85,500	93,177	174,500	195,127
Pinos Altos mine	22,355	24,730	46,591	49,517
Creston Mascota mine	—	599	—	1,454
La India mine	17,463	19,306	33,883	40,315
Total gold (ounces)	858,848	836,523	1,646,406	1,529,445
Silver (thousands of ounces):	597	559	1,149	1,171
Zinc (tonnes)	2,743	1,679	4,874	2,713
Copper (tonnes)	713	783	1,281	1,549

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Total cash costs per ounce of gold produced — co-product basis(vii):
LaRonde mine	$1,046	$829	$1,091	$744
LaRonde Zone 5 mine	1,213	983	1,189	981
Canadian Malartic complex(iii)	783	767	791	789
Goldex mine	777	718	793	747
Meliadine mine	1,020	839	979	914
Meadowbank complex	1,164	999	1,152	1,311
Kittila mine	901	829	848	917
Detour Lake mine	734	645	754	634
Macassa mine	750	584	675	643
Fosterville mine	437	352	417	331
Pinos Altos mine	1,582	1,604	1,460	1,459
Creston Mascota mine	—	906	—	683
La India mine	1,408	959	1,369	904
Weighted average total cash costs per ounce of gold produced	$870	$758	$866	$800
Total cash costs per ounce of gold produced — by-product basis(vii):
LaRonde mine	$787	$566	$840	$517
LaRonde Zone 5 mine	1,198	982	1,175	978
Canadian Malartic complex(iii)	772	753	779	772
Goldex mine	776	718	792	746
Meliadine mine	1,019	837	978	912
Meadowbank complex	1,156	993	1,144	1,305
Kittila mine	899	828	847	915
Detour Lake mine	731	640	750	626
Macassa mine	747	582	672	641
Fosterville mine	436	351	416	331
Pinos Altos mine	1,282	1,383	1,196	1,224
Creston Mascota mine	—	899	—	598
La India mine	1,385	936	1,348	876
Weighted average total cash costs per ounce of gold produced	$840	$726	$836	$763

Notes:
(i)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.

(ii)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Operating Margin and Note to Investors Concerning Certain Measures of Performance for more information on the Company’s use of operating margin.

(iii)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

(iv)
Revaluation gain on the 50% interest the Company owned in Canadian Malartic complex prior to the Yamana Transaction.

(v)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(vi)
The Canadian Malartic complex’s payable metal sold excludes the 5.0% net smelter return royalty held by Osisko Gold Royalties Ltd. The Detour Lake mine’s payable metal sold excludes the 2% net smelter royalty held by Franco-Nevada Corporation. The Macassa mine’s payable metal sold excludes the 1.5% net smelter royalty held by Franco-Nevada Corporation.

(vii)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne and Note to Investors Concerning Certain Measures of Performance for more information on the Company’s calculation and use of total cash cost per ounce of gold produced.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended
	September 30, 2021(iii)	December 31, 2021	March 31, 2022(iii)	June 30, 2022(iii)	September 30, 2022(iii)	December 31, 2022	March 31, 2023	June 30, 2023
Operating margin(i):
Revenues from mining operations	$983,818	$951,531	$1,325,688	$1,581,058	$1,449,697	$1,384,719	$1,509,661	$1,718,197
Production costs	455,627	467,068	661,735	657,636	657,073	666,877	653,144	743,253
Total operating margin(i)	528,191	484,463	663,953	923,422	792,624	717,842	856,517	974,944
Operating margin(i) by mine:
LaRonde mine	125,770	87,070	103,564	90,877	77,180	68,917	62,513	69,896
LaRonde Zone 5 mine	19,449	17,557	16,656	7,866	20,137	12,814	7,298	14,795
Canadian Malartic complex(ii)	93,439	96,252	79,302	104,461	72,905	83,535	80,783	191,681
Goldex mine	29,421	39,182	37,118	41,656	32,375	35,533	40,228	45,112
Meliadine mine	90,884	115,912	84,279	96,740	83,469	95,084	88,340	78,362
Meadowbank complex	52,087	25,872	(5,198)	68,044	97,092	42,402	79,809	78,368
Hope Bay mine	11,633	(4,938)	144	—	—	—	—	—
Kittila mine	57,362	54,411	46,111	67,611	58,762	24,524	62,724	59,532
Detour Lake mine	—	—	128,058	214,841	170,834	185,305	192,573	204,272
Macassa mine	—	—	24,155	74,778	54,294	44,027	79,900	74,334
Fosterville mine	—	—	106,856	125,442	103,457	104,967	132,702	132,243
Pinos Altos mine	31,971	27,656	19,431	11,487	11,030	13,393	18,526	15,680
Creston Mascota mine	4,186	2,628	1,177	642	487	227	—	—
La India mine	11,989	22,861	22,300	18,977	10,602	7,114	11,121	10,669
Total operating margin(i)	528,191	484,463	663,953	923,422	792,624	717,842	856,517	974,944
Impairment loss	—	—	—	—	—	55,000	—	—
Amortization of property, plant and mine development	191,771	191,619	255,644	269,891	283,486	285,670	303,959	381,262
Revaluation gain	—	—	—	—	—	—	(1,543,414)	—
Exploration, corporate and other	129,148	103,623	228,638	196,680	293,149	114,260	150,473	127,342
Income before income and mining taxes	207,272	189,221	179,671	456,851	215,989	262,912	1,945,499	466,340
Income and mining taxes expense	88,315	87,863	60,595	166,462	149,311	68,806	128,608	139,519
Net income for the period	$118,957	$101,358	$119,076	$290,389	$66,678	$194,106	$1,816,891	$326,821
Net income per share — basic	$0.49	$0.41	$0.31	$0.64	$0.15	$0.43	$3.87	$0.66
Net income per share — diluted	$0.49	$0.41	$0.31	$0.63	$0.15	$0.43	$3.86	$0.66
Cash flows:
Cash provided by operating activities	$297,176	$262,114	$507,432	$633,266	$575,438	$380,500	$649,613	$722,000
Cash (used in) provided by investing activities	$(268,213)	$(247,599)	$535,652	$(394,129)	$(439,296)	$(412,685)	$(1,398,745)	$(450,202)
Cash (used in) provided by financing activities	$(62,404)	$(70,543)	$(167,858)	$(294,307)	$(317,985)	$(134,703)	$836,433	$(582,351)

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

Notes:
(i)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Operating Margin and Note to Investors Concerning Certain Measures of Performance for more information on the Company’s use of operating margin.

(ii)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

(iii)
Certain previously reported line items for quarters ended in 2021 have been restated to reflect the final purchase price allocation of the February 2, 2021 acquisition of TMAC and to reflect the retrospective application of amendments to IAS 16. Certain previously reported line items for quarters ended in 2022 have been restated to reflect the final purchase price allocation of the Merger.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)
	As at June 30, 2023	As at December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$432,526	$658,625
Trade receivables (Note 6)	10,141	8,579
Inventories (Note 7)	1,253,112	1,209,075
Income taxes recoverable	25,696	35,054
Fair value of derivative financial instruments (Notes 6 and 16)	14,792	8,774
Other current assets (Note 8A)	372,984	259,952
Total current assets	2,109,251	2,180,059
Non-current assets:
Goodwill	4,574,777	2,044,123
Property, plant and mine development (Note 9)	21,223,554	18,459,400
Investments (Notes 6, 10 and 16)	340,974	332,742
Deferred income and mining tax asset	12,603	11,574
Other assets (Notes 5 and 8B)	1,050,493	466,910
Total assets	$29,311,652	$23,494,808
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$806,687	$672,503
Share based liabilities	11,310	15,148
Interest payable	8,151	16,496
Income taxes payable	70,870	4,187
Current portion of long-term debt (Note 11)	—	100,000
Reclamation provision	42,818	23,508
Lease obligations	47,964	36,466
Fair value of derivative financial instruments (Notes 6 and 16)	18,156	78,114
Total current liabilities	1,005,956	946,422
Non-current liabilities:
Long-term debt (Note 11)	1,942,019	1,242,070
Reclamation provision	986,813	878,328
Lease obligations	125,460	114,876
Share based liabilities	10,377	17,277
Deferred income and mining tax liabilities	4,928,181	3,981,875
Other liabilities (Note 5)	359,643	72,615
Total liabilities	9,358,449	7,253,463
EQUITY
Common shares (Note 12):
Outstanding — 495,442,295 common shares issued, less 578,087 shares held in trust	18,224,982	16,251,221
Stock options (Notes 12 and 13)	200,300	197,430
Contributed surplus	22,074	23,280
Retained earnings (deficit)	1,558,021	(201,580)
Other reserves (Note 14)	(52,174)	(29,006)
Total equity	19,953,203	16,241,345
Total liabilities and equity	$29,311,652	$23,494,808
Commitments and contingencies (Note 19)
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
		Restated (Note 5)		Restated (Note 5)
REVENUES
Revenues from mining operations (Note 15)	$1,718,197	$1,581,058	$3,227,858	$2,906,746
COSTS, INCOME AND EXPENSES
Production(i)	743,253	657,636	1,396,397	1,319,371
Exploration and corporate development	54,422	70,352	108,190	136,194
Amortization of property, plant and mine development	381,262	269,891	685,221	525,535
General and administrative	47,312	49,275	95,520	116,817
Finance costs	35,837	20,961	59,285	43,614
(Gain) loss on derivative financial instruments (Note 16)	(26,433)	40,753	(32,972)	12,089
Foreign currency translation loss (gain)	4,014	(13,492)	4,234	(12,282)
Care and maintenance	9,411	9,257	20,656	19,713
Revaluation gain (Note 5)	—	—	(1,543,414)	—
Other expenses (Note 17)	2,779	19,574	22,902	109,173
Income before income and mining taxes	466,340	456,851	2,411,839	636,522
Income and mining taxes expense	$139,519	$166,462	268,127	227,057
Net income for the period	$326,821	$290,389	$2,143,712	$409,465
Net income per share — basic (Note 12)	$0.66	$0.64	$4.45	$0.97
Net income per share — diluted (Note 12)	$0.66	$0.63	$4.43	$0.97
Cash dividends declared per common share	$0.40	$0.40	$0.80	$0.80

Note:
(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
		Restated (Note 5)		Restated (Note 5)
Net income for the period	$326,821	$290,389	$2,143,712	$409,465
Other comprehensive income:
Items that may be subsequently reclassified to net income:
Derivative financial instruments:
Reclassified from the cash flow hedge reserve to net income	294	294	588	588
	294	294	588	588
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement (loss) gain on pension benefit obligations	(220)	449	(435)	912
Income tax impact	57	(116)	112	(235)
Equity securities:
Net change in fair value of equity securities	(26,692)	(136,122)	(26,653)	(104,508)
Income tax impact	783	14,769	—	9,903
	(26,072)	(121,020)	(26,976)	(93,928)
Other comprehensive loss for the period	(25,778)	(120,726)	(26,388)	(93,340)
Comprehensive income for the period	$301,043	$169,663	$2,117,324	$316,125
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)
	Common Shares Outstanding		Stock Options	Contributed Surplus	Retained Earnings (deficit)	Other Reserves	Total Equity
	Shares	Amount
Balance at December 31, 2021	245,001,857	$5,863,512	$191,112	$37,254	$(146,383)	$54,276	$5,999,771
Net income (Restated) (Note 5)	—	—	—	—	409,465	—	409,465
Other comprehensive income (loss)	—	—	—	—	677	(94,017)	(93,340)
Total comprehensive income (loss) (Restated) (Note 5)	—	—	—	—	410,142	(94,017)	316,125
Transactions with owners:
Shares issued under employee stock option plan (Notes 12 and 13A)	529,195	29,143	(5,198)	—	—	—	23,945
Shares issued on acquisition of Kirkland Lake Gold (“Kirkland”), net of share issuance costs (Note 5)	209,274,263	10,268,160	—	—	—	—	10,268,160
Stock options (Notes 12 and 13A)	—	—	9,299	—	—	—	9,299
Shares issued under incentive share purchase plan (Note 13B)	286,967	15,542	—	—	—	—	15,542
Shares issued under dividend reinvestment plan	1,149,810	58,442	—	—	—	—	58,442
Share repurchases (Note 12)	(200,000)	(7,122)	—	(15,136)	—	—	(22,258)
Dividends declared ($0.80 per share)	—	—	—	—	(362,981)	—	(362,981)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 12 and 13C, D)	(266,103)	(11,165)	—	—	—	—	(11,165)
Restated Balance at June 30, 2022	455,775,989	$16,216,512	$195,213	$22,118	$(99,222)	$(39,741)	$16,294,880
Balance at December 31, 2022	456,465,296	$16,251,221	$197,430	$23,280	$(201,580)	$(29,006)	$16,241,345
Net income	—	—	—	—	2,143,712	—	2,143,712
Other comprehensive loss	—	—	—	—	(323)	(26,065)	(26,388)
Total comprehensive income (loss)	—	—	—	—	2,143,389	(26,065)	2,117,324
Transfer of loss on disposal of equity securities to deficit	—	—	—	—	(2,897)	2,897	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 12 and 13A)	519,426	27,418	(4,366)	—	—	—	23,052
Shares issued pursuant to Yamana Transaction (Note 5)	36,177,931	1,858,219	—	—	—	—	1,858,219
Stock options (Notes 12 and 13A)	—	—	7,236	—	—	—	7,236
Shares issued under incentive share purchase plan (Note 13B)	415,343	20,824	—	—	—	—	20,824
Shares issued under dividend reinvestment plan	1,269,491	59,503	—	—	—	—	59,503
Share repurchases (Note 12)	(100,000)	(3,569)	—	(1,206)	—	—	(4,775)
Dividends declared ($0.80 per share)	—	—	—	—	(380,891)	—	(380,891)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 12 and 13C, D)	116,721	11,366	—	—	—	—	11,366
Balance at June 30, 2023	494,864,208	$18,224,982	$200,300	$22,074	$1,558,021	$(52,174)	$19,953,203
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
		Restated (Note 5)		Restated (Note 5)
OPERATING ACTIVITIES
Net income for the period	$326,821	$290,389	$2,143,712	$409,465
Add (deduct) adjusting items:
Amortization of property, plant and mine development	381,262	269,891	685,221	525,535
Revaluation gain (Note 5)	—	—	(1,543,414)	—
Deferred income and mining taxes	7,469	87,488	43,572	82,611
Unrealized (gain) loss on currency and commodity derivatives (Note 16)	(50,088)	33,569	(65,976)	9,514
Unrealized loss on warrants (Note 16)	6,959	21,095	2,296	20,182
Stock-based compensation (Note 13)	13,380	6,959	26,527	29,207
Foreign currency translation loss (gain)	4,014	(13,492)	4,234	(12,282)
Other	3,207	10,056	5,651	7,735
Changes in non-cash working capital balances:
Trade receivables	(2,930)	(233)	5,465	38,835
Income taxes	65,428	(3,461)	89,405	(43,331)
Inventories	(28,815)	(10,110)	(26,747)	168,042
Other current assets	(99,880)	(78,258)	(88,885)	(117,865)
Accounts payable and accrued liabilities	108,128	32,689	100,859	25,045
Interest payable	(12,955)	(13,316)	(10,307)	(1,995)
Cash provided by operating activities	722,000	633,266	1,371,613	1,140,698
INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 9)	(423,621)	(408,596)	(808,555)	(701,747)
Yamana Transaction, net of cash and cash equivalents (Note 5)	—	—	(1,000,617)	—
Cash and cash equivalents acquired in Kirkland acquisition (Note 5)	—	—	—	838,732
Purchases of equity securities and other investments	(29,427)	(18,411)	(44,164)	(31,854)
Proceeds from loan repayment	—	40,000	—	40,000
Other investing activities	2,846	(7,122)	4,389	(3,608)
Cash (used in) provided by investing activities	(450,202)	(394,129)	(1,848,947)	141,523
FINANCING ACTIVITIES
Proceeds from Credit Facility (Note 11)	—	—	1,000,000	100,000
Repayment of Credit Facility (Note 11)	(900,000)	—	(900,000)	(100,000)
Proceeds from Term Loan Facility, net of financing costs (Note 11)	598,958	—	598,958	—
Repayment of Senior Notes (Note 11)	(100,000)	(125,000)	(100,000)	(125,000)
Repayment of lease obligations	(12,420)	(8,476)	(22,168)	(16,786)
Disbursements to associates (Note 5)	(21,899)	—	(21,899)	—
Dividends paid	(165,258)	(149,801)	(321,421)	(304,583)
Repurchase of common shares (Notes 12 and 13)	(1,786)	(22,258)	(16,350)	(50,147)
Proceeds on exercise of stock options (Note 13A)	12,750	6,104	23,052	23,945
Common shares issued	7,304	5,124	13,910	10,406
Cash (used in) provided by financing activities	(582,351)	(294,307)	254,082	(462,165)
Effect of exchange rate changes on cash and cash equivalents	(1,566)	30	(2,847)	1,013
Net (decrease) increase in cash and cash equivalents during the period	(312,119)	(55,140)	(226,099)	821,069
Cash and cash equivalents, beginning of period	744,645	1,061,995	658,625	185,786
Cash and cash equivalents, end of period	$432,526	$1,006,855	$432,526	$1,006,855
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$43,437	$33,219	$56,488	$41,422
Income and mining taxes paid	$74,828	$84,678	$139,765	$188,078
See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2023
1.
CORPORATE INFORMATION

Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company’s mining operations are located in Canada, Australia, Finland and Mexico and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.
These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on July 26, 2023.
2.
BASIS OF PRESENTATION

A)
Statement of Compliance

The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) in United States (“US”) dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements.
These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2022 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Form 40-F for the year ended December 31, 2022, which were prepared in accordance with IFRS.
In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2023, and December 31, 2022, and the results of operations and cash flows for the three and six months ended June 30, 2023, and June 30, 2022.
Operating results for the three and six months ended June 30, 2023, are not necessarily indicative of the results that may be expected for the full year ending December 31, 2023.
B)
Basis of Presentation

Overview
These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The condensed interim consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.
Subsidiaries
These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company’s involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.
Joint Arrangements
A joint arrangement is defined as an arrangement in which two or more parties have joint control and is classified as either a joint operation or a joint venture. A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. In a joint venture, the Company has rights to its share of the net assets of the joint arrangement. These condensed interim consolidated financial statements include the Company’s interests in the assets, liabilities, revenues and expenses of joint operations from the date that joint control commenced. Agnico Eagle’s 50% interest in each of Canadian Malartic Corporation (“CMC”) and Canadian Malartic GP (the “Partnership”), the general partnership that held the Canadian Malartic complex located in Quebec, were accounted for as a joint operation until the remaining 50% was acquired on March 31, 2023 (Note 5).The Company recognizes its investments in joint ventures using the equity method.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2023
3.
ACCOUNTING POLICIES

These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2022, annual audited consolidated financial statements.
4.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2022.
5.
ACQUISITIONS

Acquisition of Investment in San Nicolas Joint Arrangement
On April 6, 2023, Agnico Eagle and Teck Resources Limited (“Teck”) entered into a joint venture shareholders agreement in respect of the San Nicolas copper-zinc development project located in Zacatecas, Mexico. The agreement provides that Agnico Eagle, through a wholly-owned Mexican subsidiary, will subscribe for a 50% interest in Minas de San Nicolas, S.A.P.I de C.V. (“MSN”) for $580.0 million, to be contributed as study and development costs are incurred by MSN. For governance purposes, under the agreement, Agnico Eagle is deemed to have a 50% participating interest in MSN regardless of the number of shares that have been issued to Agnico Eagle or its affiliates, except in certain circumstances of default. Under IFRS 11 Joint Arrangements (“IFRS 11”), Agnico Eagle jointly controls MSN as both parties have the ability to make decisions relating to the relevant activities of MSN through their equal representation on the Board of Directors (the “Board”) and corresponding 50/50 voting rights.
On closing of the transaction, the Company recorded a $290.0 million liability, in other non-current liabilities, representing the minimum unavoidable obligation under the agreement, and recognized a corresponding investment in the joint arrangement of $290.0 million reflected in other non-current assets (Note 8B).
During the second quarter of 2023, Agnico Eagle made contributions of $21.9 million to MSN which were recorded against the $290.0 million obligation.
Acquisition of the Canadian Assets of Yamana Gold Inc. (“Yamana”)
On March 31, 2023, the Company completed a transaction (the “Yamana Transaction”) under an arrangement agreement entered into with Yamana and Pan American Silver Corp. (“Pan American”) pursuant to which Pan American acquired all of the issued and outstanding common shares of Yamana and Yamana sold the subsidiaries and partnerships that held Yamana’s interests in its Canadian assets to Agnico Eagle, including the remaining 50% of the Canadian Malartic complex that the Company did not then hold, a 100% interest in the Wasamac project located in the Abitibi region of Quebec and several other exploration properties located in Ontario and Manitoba. The acquisition increased the Company’s production, mineral reserves and cash flow.
The Company determined that the acquisition represented a business combination under IFRS 3: Business Combinations (“IFRS 3”), with Agnico Eagle identified as the acquirer and, as such, was accounted for using the acquisition method of accounting in accordance with IFRS 3.
Prior to the Yamana Transaction, Agnico Eagle’s 50% interests in CMC and the Partnership were jointly controlled with Yamana and met the definition of a joint operation under IFRS 11, with Agnico Eagle recognizing its share of the assets, liabilities, revenues and expenses in its consolidated results. As of March 31, 2023, Agnico Eagle controls 100% of CMC and the Partnership and, upon applying the requirements under IFRS 3 for a business combination achieved in stages, the Company re-measured its previously held 50% interest in CMC and the Partnership to fair value on acquisition date. The acquisition date fair value of the previously held 50% interest was determined to be $2,697.6 million, resulting in the recognition of a re-measurement gain through net earnings in the quarter of $1,543.4 million. The fair value of $2,697.6 million forms part of the total consideration transferred under the Yamana Transaction as reflected in the table below. The fair value of common shares issued was calculated based on 36,177,931 common shares issued at the closing share price immediately prior to the closing of the Yamana Transaction.
The aggregate preliminary purchase consideration for the acquired assets, net of the assumed liabilities is as follows:
Fair value of common shares issued	$1,858,219
Cash	1,001,291
Fair value of previously held 50% interest	2,697,604
$5,557,114

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2023
5.
ACQUISITIONS (Continued)

The following table sets out the preliminary allocation of the purchase price to the assets acquired and liabilities assumed based on management’s preliminary estimates of fair value.
	Preliminary(i)	Provisional Adjustment	Adjusted Preliminary
Cash and cash equivalents	$1,049	$—	$1,049
Inventories	165,423	—	165,423
Other current assets	29,890	—	29,890
Property, plant and mine development	4,949,392	(1,277,584)	3,671,808
Goodwill	2,078,562	799,884	2,878,446
Other assets	330,215	—	330,215
Accounts payable and accrued and other liabilities	(117,905)	—	(117,905)
Reclamation provision	(203,341)	—	(203,341)
Deferred income and mining tax liabilities	(1,646,500)	477,700	(1,168,800)
Other liabilities	(29,671)	—	(29,671)
Total assets acquired, net of liabilities assumed	$5,557,114	$—	$5,557,114

Note:
(i)
Estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company’s condensed interim consolidated financial statements as at March 31, 2023.

The fair value of Agnico Eagle’s previously held 50% interest and the resulting gain on remeasurement along with the fair values allocated to assets acquired and liabilities assumed are preliminary, and are subject to adjustment based on further analysis and evaluation over the course of the measurement period which will not exceed twelve months from the acquisition date. Where preliminary values are used in accounting for a business combination, they may be materially adjusted retrospectively in subsequent periods. In particular, the Company will continue to evaluate new information about the facts and circumstances that existed as of the acquisition date pertaining to the fair value of property, plant and mine development, goodwill, reclamation provisions and deferred income and mining tax liabilities. Provisional amounts recognized in the first quarter of 2023 were revised in the second quarter of 2023, primarily due to a change in the basis used to derive the mining interest valuation, resulting in a reclassification of value from mining interest to goodwill.
The results of operations, cash flows and net assets acquired in the Yamana Transaction have been consolidated with those of the Company from March 31, 2023. For the three and six months ended June 30, 2023, the Yamana Transaction contributed revenue of $167.5 million and earnings before income and mining taxes of $41.3 million. Total consolidated revenue and earnings before income and mining taxes of the Company for the three (six) months ended June 30, 2023, were $1,718.2 million ($3,227.9 million) and $466.3 million ($2,411.8 million), respectively. If the Yamana Transaction had taken place on January 1, 2023, pro forma total consolidated revenue and income before income and mining taxes for the Company would have been approximately $3,366.3 million and $2,461,1 million, respectively, for the six months ended June 30, 2023.
Goodwill represents the expected value of additional exploration potential arising from the acquisition. None of the goodwill is expected to be deductible for income and mining tax purposes.
In the three months ended June 30, 2023, the Company incurred $1.7 million of transaction costs in connection with the Yamana Transaction and in the six months ended June 30, 2023, the Company incurred $16.9 million of transaction costs in connection with the Yamana Transaction. Acquisition-related costs are recorded in the other expenses line of the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2023
5.
ACQUISITIONS (Continued)

Kirkland
On February 8, 2022, the Company acquired all of the issued and outstanding shares of Kirkland in exchange for the issuance of Agnico Eagle common shares to former Kirkland shareholders pursuant to a plan of arrangement under the Business Corporations Act (Ontario) (the “Merger”). Each Kirkland shareholder received 0.7935 of a common share of Agnico Eagle as consideration for each Kirkland share, which resulted in the issuance of 209,274,263 Agnico Eagle common shares. Prior to the Merger, Kirkland owned and operated the Detour Lake and Macassa mines in Canada and the Fosterville mine in Australia, and also owned exploration properties in Canada and Australia. The acquisition of Kirkland increased the Company’s production, mineral reserves and cash flow.
The Company determined that the Merger represented a business combination under IFRS 3 Business Combinations (“IFRS 3”), with Agnico Eagle identified as the acquirer and, as such, the Merger was accounted for using the acquisition method of accounting in accordance with IFRS 3.
The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is as follows:
Fair value of common shares issued	$10,268,584
Fair value of replacement share based compensation issued	14,522
$10,283,106
The final estimates of fair value have been adjusted retrospectively to the acquisition date. Certain previously reported financial statement line items were updated to reflect the impact of the adjusted final estimates of fair value of assets acquired and liabilities assumed related to the Merger.
The following table sets out the final allocation of the purchase price to the assets acquired and liabilities assumed in the Merger based on management’s previously reported preliminary estimates and adjusted final estimates of fair value.
	Preliminary(i)	Adjustments	Final
Cash and cash equivalents	$838,732	$—	$838,732
Inventories	384,678	(35,402)	349,276
Other current assets	100,094	—	100,094
Property, plant and mine development	10,086,336	341,935	10,428,271
Goodwill	1,804,459	(168,128)	1,636,331
Other assets	143,415	(1,628)	141,787
Accounts payable and accrued and other liabilities	(235,778)	—	(235,778)
Reclamation provision	(175,839)	(52,289)	(228,128)
Deferred income and mining tax liabilities	(2,639,353)	(84,488)	(2,723,841)
Other liabilities	(23,638)	—	(23,638)
Total assets acquired, net of liabilities assumed	$10,283,106	$—	$10,283,106

Note:
(i)
Estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company’s condensed interim consolidated financial statements as at March 31, 2022.

Goodwill represents the expected value of operational synergies and additional exploration potential arising from the Merger. None of the goodwill is expected to be deductible for income and mining tax purposes.
In the three months ended June 30, 2022, the Company incurred $11.3 million of transaction and severance costs in connection with the Merger and in the six months ended June 30, 2022, the Company incurred $92.1 million of transaction and severance costs in connection with the Merger. Acquisition-related costs are recorded in the other expenses line of the condensed interim consolidated statements of income.
The results of operations, cash flows and net assets of Kirkland have been consolidated with those of the Company from February 8, 2022. For the three (six) months ended June 30, 2022, Kirkland contributed revenue of $633.8 million ($1,133.1 million) and earnings before income and mining taxes of $295.2 million ($412.5 million). Total consolidated revenue and earnings before income and mining taxes of the Company for the three (six) months ended June 30, 2022, were $1,581.1 million ($2,906.7 million) and

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2023
5.
ACQUISITIONS (Continued)

$456.9 million ($636.5 million), respectively. If the acquisition of Kirkland had taken place on January 1, 2022, pro forma total consolidated revenue and income before income and mining taxes for the Company would have been approximately $2,960.7 million and $626.0 million, respectively, for the six months ended June 30, 2022.
6.
FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.
During the three and six months ended June 30, 2023, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.
The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at June 30, 2023 using the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$10,141	$—	$10,141
Equity securities	290,196	22,598	—	312,794
Share purchase warrants	—	28,180	—	28,180
Fair value of derivative financial instruments	—	14,792	—	14,792
Total financial assets	$290,196	$75,711	$—	$365,907
Financial liabilities:
Fair value of derivative financial instruments	$—	$18,156	$—	$18,156
Total financial liabilities	$—	$18,156	$—	$18,156
Valuation Techniques
Trade Receivables
Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).
Equity Securities
Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2023
6.
FAIR VALUE MEASUREMENT (Continued)

Derivative Financial Instruments and Warrants
The Company holds share purchase warrants of certain publicly traded entities. Share purchase warrants are accounted for as derivative financial instruments and presented as part of investments in the condensed interim consolidated balance sheets. Derivative financial instruments, classified within Level 2 of the fair value hierarchy, are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.
Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value
Long-term debt is recorded on the condensed interim consolidated balance sheets at June 30, 2023 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company’s credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. See Note 11.
Lease obligations are recorded on the condensed interim consolidated balance sheets at June 30, 2023 at amortized cost. The fair value of lease obligations is the present value of the future lease payments discounted at the Company’s current incremental borrowing rate. It is remeasured when there is a change in the lease term, future lease payments or changes in the assessment of whether the Company will exercise a purchase, extension or termination option. The fair value of lease obligations is not materially different from the carrying amounts as a result of the difference between the incremental borrowing rates used at the initial recognition date and the current market rates at June 30, 2023.
Non-current loans receivable and other receivables are included in the other asset line item in the condensed interim consolidated balance sheets at amortized cost. The fair value of non-current loans and other receivables is the present value of future cash inflows discounted at a market interest rate. The fair value of these financial assets is not materially different from the carrying amounts as at June 30, 2023 (Note 8B).
7.
INVENTORIES

During the three months ended June 30, 2023, impairment losses of $1.3 million (2022 — $9.8 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value. During the six months ended June 30, 2023, impairment losses of $1.3 million (2022 — $35.5 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value.
8.
OTHER ASSETS

A)
Other Current Assets

	As at June 30, 2023	As at December 31, 2022
Federal, provincial and other sales taxes receivable	$137,166	$100,267
Prepaid expenses	189,611	110,649
Short term investments	9,328	9,896
Other	36,879	39,140
Total other current assets	$372,984	$259,952

B)
Other Assets

	As at June 30, 2023	As at December 31, 2022
Non-current ore in stockpiles and on leach pads	$667,058	$405,988
Non-current prepaid expenses	43,518	26,102
Non-current loans receivable	10,103	3,939
Intangible asset	14,668	13,318
Investment in associate	300,945	10,732
Other	14,201	6,831
Total other assets	$1,050,493	$466,910

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2023
8.
OTHER ASSETS (Continued)

Investment in associate includes Agnico Eagle’s $290.0 million initial investment in the San Nicolas copper-zinc project (Note 5).
The Company currently has an intangible asset with a finite useful life which is amortized on a straight-line basis, which represents an electricity contract under which the Detour Lake mine is paying below market rates over the term of the contract.
9.
PROPERTY, PLANT AND MINE DEVELOPMENT

During the six months ended June 30, 2023, $861.1 million of additions, (excluding the property, plant and mine development assets acquired under the Yamana Transaction — see Note 5), (year ended December 31, 2022 — $1,606.8 million) were capitalized to property, plant and mine development.
Total borrowing costs capitalized to property, plant and mine development during the six months ended June 30, 2023, were approximately $2.1 million (year ended December 31, 2022 — $3.6 million) at a capitalization rate of 1.24% (year ended December 31, 2022 — 1.16%).
Assets with a net book value of $8.9 million were disposed of by the Company during the six months ended June 30, 2023, (year ended December 31, 2022 — $25.9 million), resulting in a loss on disposal of $3.6 million (year ended December 31, 2022 — $8.8 million) which was recorded in the other expenses line item in the condensed interim consolidated statements of income.
See Note 19 to these condensed interim consolidated financial statements for capital commitments.
10.
INVESTMENTS

	As at June 30, 2023	As at December 31, 2022
Equity securities	$312,794	$304,618
Share purchase warrants	28,180	28,124
Total investments	$340,974	$332,742

11.
LONG-TERM DEBT

The following table sets out details of the Company’s long-term debt as at June 30, 2023 and December 31, 2022:
	Interest Rates	As at June 30, 2023				As at December 31, 2022
		Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	2.78% – 5.02%	$1,250,000	$(4,345)	$1,245,655	$1,166,375	$1,345,185	$1,264,614
Credit Facility	Variable	100,000	(2,719)	97,281	97,281	(3,115)	(3,115)
Term Loan Facility	Variable	$600,000	$(917)	599,083	599,083	—	—
Total long-term debt		$1,950,000	$(7,981)	$1,942,019	$1,862,739	$1,342,070	$1,261,499
The following table sets out the long-term debt included in the condensed interim consolidated balance sheets:
	As at June 30, 2023	As at December 31, 2022
Current portion of long-term debt	$—	$100,000
Non-current portion of long-term debt	1,942,019	1,242,070
Total long-term debt	$1,942,019	$1,342,070
2016 Notes
On June 30, 2023, the Company repaid $100.0 million of 2016 Series A 4.54% notes at maturity.
Credit Facility
During the six months ended June 30, 2023, Credit Facility drawdowns totaled $1.0 billion and repayments totaled $900.0 million. During the six months ended June 30, 2022, drawdowns and repayments totaled $100.0 million.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2023
11.
LONG-TERM DEBT (Continued)

As at June 30, 2023, $1,099.0 million was available for future drawdown under the Credit Facility (December 31, 2022 — $1,199.1 million). Credit Facility availability is reduced by outstanding letters of credit, which were $1.0 million as at June 30, 2023 (December 31, 2022 — $0.9 million).
On June 30, 2023, the Company amended its $1.2 billion unsecured revolving bank credit facility to update the benchmark rate from LIBOR to the Secured Overnight Financing Rate (“SOFR”).
Term Loan Facility
On April 20, 2023, the Company entered into a credit agreement with a group of financial institutions that provides a $600 million unsecured term credit facility (the “Term Loan Facility”). The Company drew down the Term Loan Facility in full on April 28, 2023. The Term Loan Facility matures and all indebtedness thereunder is due and payable on April 21, 2025. The Term Loan Facility is available as a single advance in US dollars through SOFR and base rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00% depending on the Company’s credit rating.
The Term Loan Facility contains covenants that limit the actions of the Company in the same manner and to the same extent as the existing limitations under the Credit Facility. The Company is also required to maintain a total net debt to EBITDA ratio below a specified maximum value.
12.
EQUITY

Net Income Per Share
The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
		Restated (Note 5)		Restated (Note 5)
Net income for the period — basic	$326,821	$290,389	$2,143,712	$409,465
Add: Dilutive impact of cash settling LTIP	(1,140)	(2,745)	(2,916)	398
Net income for the period — diluted	325,681	287,644	2,140,796	409,863
Weighted average number of common shares outstanding — basic (in thousands)	494,138	455,285	481,553	419,997
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	1,209	1,252	1,279	1,275
Add: Dilutive impact of employee stock options	162	250	146	261
Weighted average number of common shares outstanding — diluted (in thousands)	495,509	456,787	482,978	421,533
Net income per share — basic	$0.66	$0.64	$4.45	$0.97
Net income per share — diluted	$0.66	$0.63	$4.43	$0.97
Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.
For the three and six months ended June 30, 2023, 2,598,337 (2022 — 2,711,061) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.
Normal Course Issuer Bid (“NCIB”)
On May 2, 2023, the Company received approval from the Toronto Stock Exchange, pursuant to which the Company may purchase up to $500.0 million of its common shares up to a maximum of 5% of its issued and outstanding common shares. Under the NCIB, the Company may purchase such common shares on the open market at its discretion, during the period commencing on May 4, 2023 and ending on May 3, 2024. All common shares purchased under the NCIB will be cancelled.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2023
12.
EQUITY (Continued)

There were no repurchases of shares under the Company’s NCIB program in the three months ended June 30, 2023 (2022 —  453,000). During the six months ended June 30, 2023, the Company repurchased 100,000 (2022 — 453,000) common shares for $4.8 million (2022 — $22.3 million) at an average price of $47.75 (2022 — $49.13) as part of its authorized NCIB program. Of the shares purchased, 100,000 (2022 — 200,000) were cancelled as of June 30, 2023. The book value of the cancelled shares was $3.6 million (2022 — $7.1 million) and was treated as a reduction to common share capital. The portion of the consideration paid for the repurchased shares in excess of their book value was treated as a reduction to contributed surplus.
13.
STOCK-BASED COMPENSATION

A)
Employee Stock Option Plan (“ESOP”)

The following table sets out activity with respect to Agnico Eagle’s outstanding stock options:
	Six Months Ended June 30, 2023			Six Months Ended June 30, 2022
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,976,636	C$	75.04	4,482,941	C$	74.43
Granted	873,950		70.36	1,643,801		67.10
Exercised	(519,426)		59.43	(529,195)		57.76
Forfeited	(117,203)		78.58	(121,618)		79.68
Expired	(8,500)		58.04	—		—
Outstanding, end of period	5,205,457	C$	75.76	5,475,929	C$	73.73
Options exercisable, end of period	3,460,439	C$	77.18	3,157,842	C$	71.65
The average share price of Agnico Eagle’s common shares during the six months ended June 30, 2023 was C$71.00 (2022 — C$69.69).
Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:
	Six Months Ended June 30,
	2023	2022
Risk-free interest rate	4.26%	1.65%
Expected life of stock options (in years)	2.5	2.4
Expected volatility of Agnico Eagle’s share price	36.0%	30.0%
Expected dividend yield	3.6%	2.9%
The Company uses historical volatility to estimate the expected volatility of Agnico Eagle’s share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.
Compensation expense related to the ESOP amounted to $2.4 million for the three months ended June 30, 2023, (2022 — $3.2 million) and $7.2 million for the six months ended June 30, 2023 (2022 — $9.3 million).
B)
Incentive Share Purchase Plan (“ISPP”)

During the six months ended June 30, 2023, 415,343 common shares were subscribed for under the ISPP (2022 — 286,967) for a value of $20.8 million (2022 — $15.5 million). The total compensation cost recognized during the three months ended June 30, 2023, related to the ISPP was $3.6 million (2022 — $2.6 million) and $6.9 million for the six months ended June 30, 2023 (2022 — $5.2 million).
C)
Restricted Share Unit (“RSU”) Plan

During the six months ended June 30, 2023, 203,004 RSUs were granted (2022 — 366,586) and 323,000 RSUs were approved with a grant date fair value of $11.6 million for granted RSUs (2022 — $19.4 million) and an estimated fair value of $18.6 million for

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2023
13.
STOCK-BASED COMPENSATION (Continued)

approved RSUs. In the first six months of 2023, the Company funded a portion of the RSU plan by transferring $11.6 million (2022 — $19.4 million) to an employee benefit trust that then purchased common shares of the Company in the open market.
Compensation expense related to the RSU plan was $9.4 million for the three months ended June 30, 2023, (2022 — $7.0 million) and $18.5 million for six months ended June 30, 2023 (2022- $13.4 million). Compensation expense related to the RSU plan is included in the production and general and administrative line items of the condensed interim consolidated statements of income.
D)
Performance Share Unit (“PSU”) Plan

During the six months ended June 30, 2023, 84,000 PSUs were approved for grant (2022 — 157,500). The value of a PSU at the grant date approximates the market price of a common share of the Company on that date. The PSU’s are accounted for as cash-settled share based liabilities. At each reporting date, and on settlement, the share based liabilities are remeasured, with changes in fair value recognized as compensation expense in the period.
Compensation expense related to the PSU plan was $2.6 million for the three months ended June 30, 2023, (2022 — $2.0 million) and $3.8 million for the six months ended June 30, 2023 (2022 — $9.0 million). Compensation expense related to the PSU plan is included in the production and general and administrative line items of the condensed interim consolidated statements of income.
E)
Deferred Share Unit (“DSU”) Plan

Compensation recovery related to the converted DSU’s amounted $0.2 million for the three months ended June 30, 2023, (2022 — $1.2 million) and $0.2 million for the six months ended June 30, 2023 (2022 — nil). Charges related to the DSU plan during were included in the general and administrative line item of the condensed interim consolidated statements of income.
14.
OTHER RESERVES

The following table sets out the movements in other reserves for the six months ended June 30, 2023 and 2022:
	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2021	$65,065	$(10,789)	$54,276
Net change in cash flow hedge reserve	—	588	588
Net change in fair value of equity securities	(94,605)	—	(94,605)
Balance at June 30, 2022	$(29,540)	$(10,201)	$(39,741)
Balance at December 31, 2022	$(20,518)	$(8,488)	$(29,006)
Net change in cash flow hedge reserve	—	588	588
Transfer of net loss on disposal of equity securities to deficit	2,897	—	2,897
Net change in fair value of equity securities	(26,653)	—	(26,653)
Balance at June 30, 2023	$(44,274)	$(7,900)	$(52,174)
The cash flow hedge reserve represents the settlement of an interest rate derivative related to the Senior Notes issued in 2020. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the condensed interim consolidated statements of income.
15.
REVENUES FROM MINING OPERATIONS

The Company has recognized the following amounts relating to revenue in the condensed interim consolidated statements of income:
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues from contracts with customers	$1,718,166	$1,582,685	$3,227,909	$2,907,537
Provisional pricing adjustments on concentrate sales	31	(1,627)	(51)	(791)
Total revenues from mining operations	$1,718,197	$1,581,058	$3,227,858	$2,906,746

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2023
15.
REVENUES FROM MINING OPERATIONS (Continued)

The following table sets out the disaggregation of revenues by metal:
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenues from contracts with customers:
Gold	$1,695,001	$1,560,058	$3,182,153	$2,861,228
Silver	16,795	13,437	31,719	29,497
Zinc	1,616	3,180	4,380	4,181
Copper	4,754	6,010	9,657	12,631
Total revenues from contracts with customers	$1,718,166	$1,582,685	$3,227,909	$2,907,537

16.
DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management
The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar, the Australian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company’s production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.
As at June 30, 2023, the Company had outstanding derivative contracts related to $2,134.9 million of 2023 and 2024 expenditures (December 31, 2022 — $2,907.9 million). The Company recognized mark-to-market adjustments in the gain on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.
The Company’s other foreign currency derivative strategies in 2023 and 2022 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at June 30, 2023, or December 31, 2022. The call option premiums were recognized in the gain on derivative financial instruments line item in the condensed interim consolidated statements of income.
Commodity Price Risk Management
To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Nunavut operations’ diesel fuel exposure. There were derivative financial instruments outstanding as at June 30, 2023, relating to 17.0 million gallons of heating oil (December 31, 2022 — 19.0 million). The related mark-to-market adjustments prior to settlement were recognized in the gain on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.
Share Purchase Warrants
The Company holds warrants to acquire equity securities of certain issuers in the mining industry. These warrants are not part of the Company’s core operations, and accordingly, gains and losses from these investments are not representative of the Company’s performance during the year.
The following table sets out a summary of the amounts recognized in the gain on derivative financial instruments line item in the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2023
16.
DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Premiums realized on written foreign exchange call options	$(135)	$(451)	$(135)	$(769)
Unrealized loss on warrants	6,959	21,095	2,296	20,182
Realized loss (gain) on currency and commodity derivatives	16,831	(13,460)	30,843	(16,838)
Unrealized (gain) loss on currency and commodity derivatives	(50,088)	33,569	(65,976)	9,514
(Gain) loss on derivative financial instruments	$(26,433)	$40,753	$(32,972)	$12,089

17.
OTHER EXPENSES

The following table sets out amounts recognized in the other expenses line item in the condensed interim consolidated statements of income:
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Loss on disposal of property, plant and mine development (Note 9)	$1,058	$2,828	$3,601	$3,914
Interest income	(1,481)	(3,770)	(3,949)	(4,975)
Temporary suspension and other costs due to COVID-19	913	1,710	913	10,752
Acquisition costs (Note 5)	1,673	11,372	16,912	92,139
Environmental remediation	(1,420)	(319)	(1,977)	(2,618)
Other costs	2,036	7,753	7,402	9,961
Total other expenses	$2,779	$19,574	$22,902	$109,173

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2023
18.
SEGMENTED INFORMATION

	Six Months Ended June 30, 2023
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde mine	$236,085	$(103,676)	$—	$132,409
LaRonde Zone 5 mine	66,080	(43,987)	—	22,093
Canadian Malartic complex	473,945	(201,481)	—	272,464
Goldex mine	141,335	(55,995)	—	85,340
Meliadine mine	326,713	(160,011)	—	166,702
Meadowbank complex	405,669	(247,492)	—	158,177
Kittila mine	218,887	(96,631)	—	122,256
Detour Lake mine	623,663	(226,818)	—	396,845
Macassa mine	230,738	(76,504)	—	154,234
Fosterville mine	337,375	(72,430)	—	264,945
Pinos Altos mine	101,837	(67,631)	—	34,206
La India mine	65,531	(43,741)	—	21,790
Exploration(i)	—	—	(108,190)	(108,190)
Segment totals	$3,227,858	$(1,396,397)	$(108,190)	$1,723,271
Total segments income				$1,723,271
Corporate and other:
Amortization of property, plant and mine development				(685,221)
General and administrative				(95,520)
Finance costs				(59,285)
Gain on derivative financial instruments				32,972
Foreign currency translation loss				(4,234)
Care and maintenance				(20,656)
Revaluation gain				1,543,414
Other expenses				(22,902)
Income before income and mining taxes				$2,411,839

Note:
(i) Exploration includes the Hope Bay project.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2023
18.
SEGMENTED INFORMATION (Continued)

	Six Months Ended June 30, 2022 Restated (Note 5)
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde mine	$274,231	$(79,790)	$—	$194,441
LaRonde Zone 5 mine	58,388	(33,866)	—	24,522
Canadian Malartic complex	297,105	(113,342)	(11,909)	171,854
Goldex mine	131,521	(52,747)	—	78,774
Meliadine mine	346,084	(165,065)	—	181,019
Meadowbank complex	266,930	(204,084)	—	62,846
Kittila Mine	216,488	(102,766)	—	113,722
Detour Lake mine	600,293	(257,394)	—	342,899
Macassa mine	164,248	(65,315)	—	98,933
Fosterville mine	368,602	(136,304)	—	232,298
Pinos Altos mine	103,327	(72,409)	—	30,918
Creston Mascota mine	2,918	(1,099)	—	1,819
La India mine	76,467	(35,190)	—	41,277
Exploration(i)	144	—	(124,285)	(124,141)
Segment totals	$2,906,746	$(1,319,371)	$(136,194)	$1,451,181
Total segments income				$1,451,181
Corporate and other:
Amortization of property, plant and mine development(ii)				(525,535)
General and administrative				(116,817)
Finance costs				(43,614)
Loss on derivative financial instruments				(12,089)
Foreign currency translation gain				12,282
Care and maintenance				(19,713)
Other expenses				(109,173)
Income before income and mining taxes				$636,522

Note:
(i) Exploration includes the Hope Bay project.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2023
18.
SEGMENTED INFORMATION (Continued)

The following table sets out total assets by segment:
	Total Assets as at
	June 30, 2023	December 31, 2022
LaRonde mine	$1,010,291	$987,821
LaRonde Zone 5 mine	123,285	115,404
Canadian Malartic complex	6,961,006	1,582,406
Goldex mine	375,938	339,390
Meliadine mine	2,350,864	2,323,873
Meadowbank complex	1,381,548	1,387,335
Kittila mine	1,637,205	1,647,353
Detour Lake mine	9,193,439	9,120,416
Macassa mine	2,331,691	2,266,891
Fosterville mine	1,088,560	1,224,645
Pinos Altos mine	471,126	463,823
Creston Mascota mine	3,940	4,864
La India mine	135,334	150,967
Exploration	980,639	821,718
Corporate and other	1,266,786	1,057,902
Total assets	$29,311,652	$23,494,808

19.
COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at June 30, 2023, the total amount of these guarantees was $972.3 million.
As at June 30, 2023, the Company had $191.9 million of commitments related to capital expenditures and $290.0 million of committed subscription proceeds related to the San Nicolas copper-zinc Project (Note 5).
20.
ONGOING LITIGATION

Kirkland
Effective as of February 8, 2022, the Company acquired all the issued and outstanding shares of Kirkland in the Merger (Note 5). Kirkland had previously disclosed the existence of certain contingent liabilities relating to outstanding litigation matters involving Kirkland and/or its wholly owned subsidiaries, some of which were amalgamated as part of a pre-closing corporate reorganization completed in early February 2022. One litigation matter remains outstanding as at June 30, 2023. Management believes that the claim has no merit and intends to defend it vigorously. No amounts have been recorded for any potential liability and the Company believes that the likelihood of loss is undeterminable at this point.
Kirkland is the defendant in two putative class action complaints filed on June 29, 2020, and July 17, 2020, (and subsequently amended) in the United States District Court for the Southern District of New York (the “Court”). The complaints allege that during the period from January 8, 2018, to November 25, 2019, Kirkland and Kirkland’s former chief executive officer violated the United States securities laws by misrepresenting or failing to disclose material information regarding Kirkland’s acquisition of Detour Gold Corporation, which closed in January 2020.
Following motions filed by both individual complainants, the Court entered an order on September 24, 2020, appointing one lead plaintiff and one lead counsel. On January 22, 2021, Kirkland filed a motion to dismiss. On September 30, 2021, the Court dismissed certain of the plaintiff’s claims against Kirkland. Since then, the parties have continued with the documentary and oral discovery process. The Company continues to believe that the one outstanding claim is without merit.
Kittila permits
In May 2020, the Regional State Administrative Agency of Northern Finland (the “RSAA”) granted Agnico Eagle Finland Oy (“Agnico Finland”) environmental and water permits that allowed Agnico Finland to enlarge its second carbon-in-leach (“CIL2”)

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2023
20.
ONGOING LITIGATION (Continued)

tailings storage facility, expand the operations of the Kittila mine to 2.0 Mtpa and build a new discharge waterline. The permits were subsequently appealed by a third party to the Vaasa Administrative Court (the “VAC”). In July 2022, the appeals were granted, in part, with the result that the permits were returned for reconsideration to the RSAA.
In August 2022, Agnico Finland appealed the decisions of the VAC to the Supreme Administrative Court of Finland (the “SAC”) and requested that the SAC restore the permits through an interim decision pending the ultimate result of Agnico Finland’s appeal.
On November 1, 2022, the SAC issued an interim decision upholding the initial CIL2 tailings storage facility permit and restoring permitted nitrogen emission levels for the year 2022. However, the SAC interim decision didn’t uphold the permit for the expansion of the mine to 2.0 Mtpa. The VAC decision is valid until a final decision is issued by the SAC. In the fourth quarter of 2022, Agnico Finland reduced its underground production levels to comply with the mining volume requirements. Agnico Finland expects a final decision from the SAC in the third quarter of 2023.
If the SAC does not reinstate Agnico Finland’s permits as granted by the RSAA in 2020 to produce at, or close to, 2.0 Mtpa, the Company intends to submit an updated permit application for 2.0 Mtpa output level or higher.
21.
SUBSEQUENT EVENTS

Dividends Declared
On July 26, 2023, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.40 per common share (a total value of approximately $197.9 million), payable on September 15, 2023, to holders of record of the common shares of the Company on September 1, 2023.